Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

480 - 1140 West Pender Street, Vancouver, BC, V6E 4G1

www.santacruzsilver.com

Table of Contents

Company Overview	4
Management Business Overview and Outlook	5
2025 Annual Highlights	6
Selected Annual and Quarterly Production Results	7
Bolivar Mine Operating Results	11
Porco Mine Operating Results	13
Caballo Blanco Group Operating Results	14
San Lucas Group Operating Results	15
Zimapan Mine	16
Other Properties	17
Qualified Person and Technical Disclosures	17
Overview of Financial Results	18
Quarters ended December 31, 2025 and 2024	18
Year ended December 31, 2025 and 2024	19
Summary of Quarterly Results	20
Liquidity, Capital Resources and Contractual Obligations	21
Off-balance Sheet Arrangements	23
Transactions with Related Parties	23
Subsequent Events	23
Material Accounting Estimates and Judgments	24
Accounting Policies Including Changes in Accounting Policies and Initial Adoption	24
Financial Instruments and Other Instruments	25
Outstanding Share Data	28
Internal Controls over Financial Reporting and Disclosure Controls and Procedures	28
Non-GAAP Measures	29
Cautionary Note Regarding Forward-looking Information	35
Risk Factors	46
Additional Information	52

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

This Management’s Discussion and Analysis of results of operations and financial condition (“MD&A”) should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2025 and the notes thereto of Santacruz Silver Mining Ltd. (“the Company” or “Santacruz”) which have been prepared in accordance with IFRS Accounting Standards (“IFRS®”), as issued by the International Accounting Standards Board (“IASB”).

All dollar amounts are expressed in thousands of US dollars unless otherwise indicated. Unless otherwise noted, references to “C$” are to thousands of Canadian dollars, references to “MXN” are to thousands of Mexican pesos and references to “BOB” are to thousands of Bolivian bolivianos.

Certain amounts shown in this MD&A may not add exactly to total amounts due to rounding differences. Throughout this MD&A, the terms first quarter, second quarter, third quarter, fourth quarter and year to date are respectively used interchangeably with the terms Q1, Q2, Q3, Q4 and YTD.

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities regulation and should be read in conjunction with the “Risk Factors” and “Cautionary Note Regarding Forward-looking Information” section in this MD&A.

All information contained in this MD&A is current and has been approved by the Board of Directors of the Company as of March 27, 2026.

Company Overview

Santacruz was incorporated pursuant to the Business Corporations Act of British Columbia on January 24, 2011. The Company’s registered office is located at 1111 West Hastings Street, 15th Floor, Vancouver, British Columbia, Canada V6E 2J3. The Company is listed for trading on the TSX Venture Exchange (‘‘TSX-V’’) and the Nasdaq Capital Market (“NASDAQ”) under the symbol ‘‘SCZ’’.

The Company is engaged in the operation, acquisition, exploration and development of mineral properties in Latin America, with a primary focus on silver and zinc, but also including lead and copper. As at December 31, 2025, the Company had acquired ownership including mining concession rights to the following mineral properties:

Bolivia:

●	Sinchi Wayra (“Sinchi Wayra”), which consists of the following mineral properties and businesses located in Bolivia:

○	the Caballo Blanco Group which includes the Tres Amigos and Colquechaquita mines (the “Caballo Blanco Group” or “Caballo Blanco”) and the Don Diego processing plant (the “Don Diego Processing Plant” or “Don Diego”), which processes production from the Caballo Blanco Group as well as toll milling from the San Lucas feed sourcing business;
○	the San Lucas Group which includes the San Lucas feed sourcing and trading business and the Reserva mine (the “San Lucas Group” or “San Lucas”); and
○	the Soracaya exploration project (the “Soracaya Project” or “Soracaya”).

●	Illapa (“Illapa”), with its operations held under a net operating cash flow interest agreement with Corporación Minera de Bolivia (“COMIBOL”) a Bolivian state-owned entity comprising:

○	the Bolivar mine (the “Bolivar Mine” or “Bolivar”) and process plant complex; and
○	the Porco mine (the “Porco Mine” or “Porco”) and process plant complex.

Mexico:

○	The Zimapan mine (the “Zimapan Mine” or “Zimapan”) and processing plant located in Hidalgo, Mexico.

Management has assessed the nature of its interest in the Illapa business and determined it to be a joint operation. The Company records its 45% interest in the assets, liabilities, revenues and expenses of the Illapa business in its consolidated financial statements. The Company is solely responsible for certain specific transactions made by the Illapa business, and for these transactions, the assets, liabilities, revenues and expenses are recognized at 100% in the Company’s Financial Statements and result in balances payable to or owed from COMIBOL for its share of the joint operation. The Company reports its segment information on a 100% basis with respect to Bolivar and Porco together with an elimination column representing COMIBOL’s 55% interest (refer to Note 22 of the audited consolidated financial statements).

In this MD&A, The Company reports 100% of production and sales from the Bolívar and Porco operations. Under the Association Agreement, ILLAPA S.A. is the designated operator and holds exclusive, comprehensive responsibility for all technical, financial, labor, legal, and commercial aspects of the operations. The Agreement grants ILLAPA full control over the mining production chain, including the exclusive right to commercialize concentrates in both domestic and international markets and to manage all related commercial processes.

COMIBOL’s entitlement under the Agreement is not a direct share of production, but rather a 55% participation in net cash flow. Accordingly, management believes that reporting production on a 100% gross basis appropriately reflects the operational substance of the arrangement, while COMIBOL’s interest is more accurately represented as an economic participation in net cash flow rather than a direct operational interest in the underlying production.

Since the Company is the operator of the Bolivar and Porco mines, management evaluates the performance of each operation by reviewing production on a 100% basis. Since the information of 100% production results is used to make decisions about allocating resources and assessing performance, this MD&A is prepared under the same basis.

In this MD&A, operational information for Bolivar and Porco is presented at 100%. Readers of this MD&A are cautioned that although in the operating section of this MD&A the Company reports 100% of the production and sales information, the Company records 45% of the assets, liabilities, revenues and expenses in its consolidated financial statements. In contrast to the operational information, all financial information presented in this MD&A is reported showing 45% of the assets, liabilities, revenues and expenses which coincides with the information presented in the audited consolidated financial statements.

Company Overview (continued)

From the acquisition of the Bolivian operations through to December 2024, the Company has used the official fixed rate of 6.96 BOB/USD to record transactions denominated in BOB. Commencing January 1, 2025, the Company has been recording transactions denominated in Bolivian Bolivianos using a spot rate determined by an estimation technique instead of the official rate. The Company believes this methodology for calculating the foreign exchange from BOB to USD is a more accurate representation of the current economic conditions in Bolivia. The average rate determined by using the new valuation technique for the year ended December 31, 2025 was 11.92 BOB/USD. All monetary assets and liabilities outstanding as at December 31, 2025 have been revalued using a spot rate of 8.36 BOB/USD.

Management Business Overview and Outlook

2026 Bolivian Operating Priorities:

The Company’s Bolivian operations will remain focused on operational stability, cost discipline and plant performance in 2026. At Bolívar, management continues to advance the recovery of the areas affected by the localized flooding event encountered in 2025. Progress to date has been encouraging, and the affected areas are expected to recover gradually through 2026, with a return to full production anticipated during the year. At Porco, the Company’s smallest and predominantly zinc-oriented mining operation, the priority for 2026 will be to maintain operating stability and support revenue generation through continued focus on zinc production. At Caballo Blanco, the Company’s most efficient operation, management’s objective is to preserve, sustain and further deepen the operating efficiencies achieved to date. San Lucas will continue to play a strategic role in keeping plants utilized through third-party ore supply, supporting fixed-cost absorption, cost efficiency and meaningful revenue contribution. Across the Bolivian platform, the Company’s strategy remains centered on optimizing mining costs, improving plant recoveries and maintaining the flexibility of its integrated operating base.

2026 Mexican Operating Priorities:

In Mexico, the Company’s principal operating focus in 2026 will be on improving metallurgical recoveries and concentrate quality at Zimapán. As the Company’s highest-volume operation, Zimapán has a direct impact on consolidated revenue and operating performance, making recoveries and concentrate quality key priorities. Capital has already been invested toward these objectives, and management expects those initiatives to continue supporting operating improvement through 2026. The Company will also maintain its focus on cost discipline, process optimization and the continued strengthening of operating integration across the broader portfolio in support of more consistent production and financial performance.

Final Settlement of Base Purchase Price Obligation:

On September 5, 2025 the Company made the final installment payment to Glencore extinguishing the Base Purchase Price obligation for the acquisition of the Company’s Bolivian operations. The Company paid a total of $40,000 exercising the accelerated payment option which settled the $80,000 liability in full leaving only the Contingent Value Rights (CVR) & additional payments obligation outstanding. The CVR and additional payment obligations will only become payable should the spot price of zinc exceed a base price of $3,850 per tonne and is subject to a valuation cap, since the beginning of the agreement no payments have been made because the price of zinc has not exceeded the base price. The CVR and Additional Payments are effective until the earlier of December 31, 2032 or the date that the valuation cap is reached.

2025 Annual Highlights

	22025	2024	Change ‘25 vs ‘24

Operational
Material Processed (tonnes milled)	1,945,261	1,955,904	(1%)
Silver Equivalent Produced (ounces) (1)	14,399,019	16,173,293	(11%)
Silver Ounces Produced	5,598,680	6,718,380	(17%)
Zinc Tonnes Produced	87,295	94,399	(8%)
Lead Tonnes Produced	11,094	11,820	(6%)
Copper Tonnes Produced	1,126	1,057	7%
Silver Equivalent Sold (payable ounces) (2)	10,934,731	14,089,723	(22%)
Cash Cost of Production per Tonne (3)	95.80	101.35	(5%)
Cash Cost per Silver Equivalent Ounce Sold ($/oz) (3)	24.93	21.90	14%
All-in Sustaining Cash Cost per Silver Equivalent Ounce Sold ($/oz) (3)	30.81	26.09	18%
Average Realized Price per Ounce of Silver Equivalent Sold ($/oz) (2) (3) (4)	39.00	28.74	36%

Financial
Revenues	326,382	282,987	15%
Gross Profit	109,400	57,226	91%
Net Income	42,222	164,484	(74%)
Net Earnings Per Share - Basic ($/share)	0.47	0.49	(4%)
Adjusted EBITDA (3)	104,584	52,625	99%
Cash	44,267	35,721	24%
Working Capital	63,688	46,296	38%

2025 Annual Production Summary - By Mine

	Bolivar (5)	Porco (5)	Caballo Blanco Group	San Lucas Group	Zimapan	Total
Material Processed (tonnes milled)	232,448	197,231	234,709	387,805	893,067	1,945,261
Silver Equivalent Produced (ounces) (1)	2,374,121	1,377,234	2,782,260	3,881,319	3,984,086	14,399,019
Silver Ounces Produced	1,059,846	400,486	1,192,022	1,308,128	1,638,198	5,598,680
Zinc Tonnes Produced	14,367	10,675	16,063	27,419	18,771	87,295
Lead Tonnes Produced	674	504	2,573	2,264	5,080	11,094
Copper Tonnes Produced	N/A	N/A	N/A	N/A	1,126	1,126
Average head grades per mine:
Silver (g/t)	158	77	170	127	78	109
Zinc (%)	6.73	5.77	7.28	7.89	2.74	5.10
Lead (%)	0.41	0.36	1.34	0.91	0.73	0.76
Copper (%)	N/A	N/A	N/A	N/A	0.26	0.26
Metal recovery per mine:
Silver (%)	90	82	93	83	73	80
Zinc (%)	92	94	94	90	77	85
Lead (%)	71	70	82	64	78	74
Copper (%)	N/A	N/A	N/A	N/A	49	49
Silver Equivalent Sold (payable ounces) (2)	1,983,106	1,006,027	2,035,431	2,939,466	2,970,701	10,934,731

Notes for both tables above:

(1)	Silver Equivalent Produced (ounces) have been calculated using prices of $31.41/oz, $2,775.53/ton, $2,085.90/ton and $9,762.69/ton for silver, zinc, lead and copper respectively applied to the metal production divided by the silver price as stated here.
(2)	Silver Equivalent Sold (payable ounces) have been calculated using the Average Realized Price per Ounce of Silver Equivalent Sold stated in the table above, applied to the payable metal content of the concentrates sold from Bolivar, Porco, the Caballo Blanco Group, San Lucas Group and Zimapan.
(3)	The Company reports non-GAAP measures, which include Cash Cost of Production per Tonne, Cash Cost per Silver Equivalent Ounce Sold, All-in Sustaining Cash Cost per Silver Equivalent Ounce Sold, Average Realized Price per Ounce of Silver Equivalent Sold, and Adjusted EBITDA. These measures are widely used in the mining industry as a benchmark for performance but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. See ‘‘Non-GAAP Measures’’ section below for definitions.
(4)	Average Realized Price per Ounce of Silver Equivalent Sold is prior to all treatment, smelting and refining charges.
(5)	Bolivar and Porco are presented at 100% whereas the Company records 45% of revenues and expenses in its consolidated financial statements.

Selected Annual and Quarterly Production Results

	2025 Q4	2025 Q3	2025 Q2	2025 Q1	2025 YTD	2024 YTD	Change Q4 vs Q3	Change ‘25 vs ‘24
Material Processed (tonnes milled)
Bolivar (4)	63,267	52,023	54,803	62,356	232,448	284,634	22%	(18%)
Porco (4)	51,416	49,161	49,152	47,501	197,231	204,585	5%	(4%)
Caballo Blanco Group	63,067	62,221	57,773	51,648	234,709	275,273	1%	(15%)
San Lucas Group	105,587	100,550	94,973	86,695	387,805	341,649	5%	14%
Zimapan	222,703	222,629	224,162	223,573	893,067	849,764	(0%)	5%
Total	506,040	486,584	480,863	471,773	1,945,261	1,955,905	4%	(1%)

Silver Equivalent Produced (ounces) (1)
Bolivar (4)	565,694	420,612	601,516	786,299	2,374,121	3,630,036	34%	(35%)
Porco (4)	330,176	318,694	360,841	367,523	1,377,234	1,762,341	4%	(22%)
Caballo Blanco Group	730,108	707,465	685,479	659,208	2,782,260	3,018,705	3%	(8%)
San Lucas Group	1,095,945	986,403	940,457	858,514	3,881,319	3,949,992	11%	(2%)
Zimapan	1,017,096	991,643	958,761	1,016,585	3,984,086	3,812,220	3%	5%
Total	3,739,019	3,424,817	3,547,054	3,688,129	14,399,019	16,173,293	9%	(11%)

Silver Ounces Produced
Bolivar (4)	202,193	132,146	304,468	421,040	1,059,846	1,828,098	53%	(42%)
Porco (4)	82,047	92,001	105,901	120,537	400,486	645,250	(11%)	(38%)
Caballo Blanco Group	289,446	294,524	294,786	313,266	1,192,022	1,220,757	(2%)	(2%)
San Lucas Group	366,600	326,873	319,634	295,021	1,308,128	1,344,242	12%	(3%)
Zimapan	403,321	396,385	398,292	440,199	1,638,198	1,680,033	2%	(2%)
Total	1,343,607	1,241,929	1,423,081	1,590,063	5,598,680	6,718,380	8%	(17%)

Zinc Tonnes Produced
Bolivar (4)	3,973	3,186	3,225	3,983	14,367	19,395	25%	(26%)
Porco (4)	2,727	2,488	2,786	2,674	10,675	12,044	10%	(11%)
Caballo Blanco Group	4,409	4,131	3,974	3,549	16,063	18,606	7%	(14%)
San Lucas Group	7,729	7,032	6,643	6,015	27,419	28,042	10%	(2%)
Zimapan	5,008	4,744	4,520	4,498	18,771	16,311	6%	15%
Total	23,846	21,581	21,148	20,719	87,295	94,399	10%	(8%)

Lead Tonnes Produced
Bolivar (4)	187	104	182	201	674	1,326	80%	(49%)
Porco (4)	108	103	132	161	504	795	5%	(37%)
Caballo Blanco Group	769	722	595	486	2,573	2,316	7%	11%
San Lucas Group	699	575	509	481	2,264	1,924	22%	18%
Zimapan	1,237	1,099	1,355	1,389	5,080	5,458	13%	(7%)
Total	3,000	2,603	2,773	2,718	11,094	11,820	15%	(6%)

Copper Tonnes Produced
Zimapan	287	331	229	279	1,126	1,057	(13%)	7%
Total	287	331	229	279	1,126	1,057	(13%)	7%

Silver Equivalent Sold (payable ounces) (2)
Bolivar (4)	378,140	281,420	586,851	736,696	1,983,106	3,298,649	34%	(40%)
Porco (4)	155,338	242,697	254,284	353,708	1,006,027	1,540,699	(36%)	(35%)
Caballo Blanco Group	392,362	530,408	596,038	516,624	2,035,431	2,600,400	(26%)	(22%)
San Lucas Group	833,017	719,714	774,550	612,185	2,939,466	3,163,910	16%	(7%)
Zimapan	649,079	699,865	781,413	840,343	2,970,701	3,486,063	(7%)	(15%)
Total	2,407,936	2,474,104	2,993,136	3,059,556	10,934,731	14,089,722	(3%)	(22%)

Selected Annual and Quarterly Production Results (continued)

	2025 Q4	2025 Q3	2025 Q2	2025 Q1	2025 YTD(5)	2024 YTD(5)	Change Q4 vs Q3	Change ‘25 vs ‘24
Cash Cost of Production per Tonne (3)
Bolivar (4)	121.15	139.93	94.96	81.19	108.46	122.34	(13%)	(11%)
Porco (4)	91.01	90.27	66.26	69.14	79.39	105.81	1%	(25%)
Caballo Blanco Group (4)	78.83	69.44	54.70	56.27	65.44	98.87	14%	(34%)
San Lucas Group	288.52	191.05	130.84	101.64	182.85	184.43	51%	(1%)
Zimapan	71.44	60.47	68.52	64.75	66.30	60.64	18%	9%
Total	125.86	100.11	81.95	73.22	95.80	101.35	26%	(5%)
Cash Cost per Silver Equivalent Ounce Sold (3)
Bolivar (4)	31.34	34.51	14.86	13.50	20.29	18.72	(9%)	8%
Porco (4)	39.78	29.76	19.78	16.60	24.16	23.77	34%	2%
Caballo Blanco Group (4)	26.45	18.32	10.85	12.66	16.26	21.09	44%	(23%)
San Lucas Group	39.75	34.40	21.37	17.34	28.93	24.81	16%	17%
Zimapan	42.17	27.74	27.56	25.70	30.27	22.04	52%	37%
Total	36.92	28.62	19.48	17.84	24.93	21.90	29%	14%
All-in Sustaining Cash Cost per Silver Equivalent Ounce Sold (3)
Bolivar (4)	47.88	50.89	17.55	16.79	27.78	21.54	(6%)	29%
Porco (4)	49.52	36.30	22.35	19.63	28.95	27.54	36%	5%
Caballo Blanco Group (4)	37.65	22.34	13.87	14.78	20.89	24.58	69%	(15%)
San Lucas Group	44.80	38.57	23.69	19.16	32.37	26.72	16%	21%
Zimapan	50.52	34.50	32.35	34.32	37.39	26.10	46%	43%
Total	46.42	35.62	22.95	22.34	30.81	26.09	30%	18%

Underground development (m)	11,558	12,634	11,531	10,135	45,858	41,970	(9%)	9%
Core Drilling (m)	7,313	8,631	4,689	3,179	23,812	17,631	(15%)	35%

(1)	Silver Equivalent Produced (ounces) have been calculated using prices of $31.41/oz, $2,775.53/ton, $2,085.90/ton and $9,762.69/ton for silver, zinc, lead and copper respectively applied to the metal production divided by the silver price as stated here.
(2)	Silver Equivalent Sold (payable ounces) have been calculated using the Average Realized Price per Ounce of Silver Equivalent Sold in the Non-GAAP Measures section, applied to the payable metal content of the concentrates sold from Bolivar, Porco, the Caballo Blanco Group, San Lucas and Zimapan.
(3)	The Company reports non-GAAP measures, which include Cash Cost of Production per Tonne, Cash Cost per Silver Equivalent Ounce Sold, All-in Sustaining Cash Cost per Silver Equivalent Ounce Sold and Average Realized Price per Ounce of Silver Equivalent Sold. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. See ‘‘Non-GAAP Measures’’ section below for definitions.
(4)	Bolivar and Porco are presented at 100% whereas the Company records 45% of revenues and expenses in its consolidated financial statements.

Selected Annual and Quarterly Production Results (continued)

For the year ended 2025, the Company processed 1,945,261 tonnes of ore, producing 14,399,019 silver equivalent (AgEq) ounces. This total includes 5,598,680 ounces of silver and 87,295 tonnes of zinc. In the fourth quarter of 2025 the Company reported 3,739,019 silver equivalent ounces produced. The complete annual and Q4 2025 production results were released in a news release dated January 26, 2026.

The silver equivalent ounces produced figures reported in 2025 and 2024 have been calculated using the Company’s 2025 budgeted metal prices of $31.41/oz for silver, $2,776/ton for zinc, $2,086/ton for lead, and $9,763/ton for copper. Given the significant increase in silver prices during the fourth quarter of 2025, the Company has performed a supplemental calculation of AgEq ounces produced using the actual Q4 2025 average market prices of $54.83/oz for silver, $3,165/ton for zinc, $1,971/ton for lead, and $11,100/ton for copper. When using the Q4 actual market prices, the supplemental AgEq ounces produced is 2,886,206 AgEq ounces. The decreased AgEq ounces produced is caused by silver price’s outperformance relative to the other metals the company produces causing a significantly lower silver-equivalent conversion ratio for those by-products. The supplemental AgEq ounces calculation was provided to give readers additional context to evaluate production metrics and should be considered in conjunction with the Company’s primary silver equivalent calculation based on budget metal prices.

2025 YTD vs 2024 YTD

For the year ended December 31, 2025, Santacruz processed 1,945,261 tonnes of ore, broadly in line with 2024, while silver equivalent production decreased 11% to 14.4 million ounces. The reduction was driven primarily by the mid-May 2025 water inflow at Bolívar, which restricted access to the Pomabamba and Nané higher-silver-grade areas for a significant portion of the year, materially reducing consolidated silver output. As a result, silver production declined 17% year over year, while zinc production decreased 8%.

Outside of Bolívar, the portfolio remained comparatively stable and continued to demonstrate the benefit of the Company’s diversified operating base. San Lucas increased tonnes processed by 14% and continued to support plant utilization and fixed-cost absorption across the group, while Zimapán increased silver equivalent production by 5% on higher zinc output. Caballo Blanco remained a consistent contributor, although year-over-year comparability is affected by the 2024 reclassification of Reserva ore to San Lucas. Overall, the strength of the broader portfolio moderated, but did not fully offset, the impact of the disruption at Bolívar. Management expects a gradual recovery of the affected areas through 2026, with a return to full production anticipated during the year, consistent with the mine plan and based on progress achieved to date.

Q4 2025 vs Q3 2025

In Q4 2025, Santacruz processed 506,040 tonnes of ore, 4% more than in Q3 2025, and produced 3,739,019 silver equivalent ounces, up 9% quarter over quarter. The improvement was led by Bolívar, where throughput increased 22% and silver equivalent production increased 34% as access and operating conditions improved in the affected areas. The quarter was also supported by higher silver equivalent production from San Lucas (+11%), Caballo Blanco (+3%), Zimapán (+3%), and Porco (+4%). Consolidated silver production increased 8% quarter over quarter, zinc production increased 10% and lead production increased 15%.

Cash Cost and All-in Sustaining Cost per Silver Equivalent Ounce Sold

Cash Cost per Silver Equivalent Ounce Sold and All-in Sustaining Cash Cost per Silver Equivalent Ounce Sold are presented on a silver equivalent ounce sold basis. Accordingly, these measures are affected not only by operating costs, but also by payable ounces sold and the Average Realized Price per Ounce of Silver Equivalent Sold used in the silver equivalent calculation. Period-to-period comparability should therefore be assessed in that context, particularly in periods of meaningful changes in metal prices. In management’s view, the margin between the Average Realized Price per Ounce of Silver Equivalent Sold and AISC per Silver Equivalent Ounce Sold provides a more useful indicator of the economic performance of these metrics.

Selected Annual and Quarterly Production Results (continued)

2025 YTD vs 2024 YTD

For the year ended December 31, 2025, consolidated cash cost per silver equivalent ounce sold increased from $21.09 in 2024 to $24.93 in 2025 and the consolidated all in sustaining cost (AISC) increased from $26.09 in 2024 to $30.81 in 2025. The year-over-year increase was driven primarily by less silver-equivalent ounces sold in the year due to the operating disruption at Bolívar following the May 2025 water inflow, and higher ore purchase costs at San Lucas under its margin-based sourcing model as metal prices increased. The cash cost of production per tonne significantly favourably decreased from $101.35 to $95.80 in 2025 which demonstrates that the principal driver of the increase in the per-ounce cost came from the production mix and the decrease in AgEq ounces sold due to a lower conversion ratio applied to by-product revenues as opposed to being caused by actual increases in site operating costs per tonne.

From an economic perspective, higher realized prices more than offset the increase in AISC per ounce. Average realized price per ounce of silver equivalent sold increased to $39.00 in 2025 from $28.74 in 2024, compared against an AISC of $30.81 per ounce, which implies a margin of $8.19 per AgEq ounce sold as compared to $2.65/AgEq ounce sold in 2024. Reported AISC is presented on a silver-equivalent ounce sold basis and is sensitive to the changes in metal prices that would affect the AgEq conversion ratio when silver price changes disproportionately relative to the by-product metal prices.

Q4 2025 vs Q3 2025

In Q4 2025, consolidated cash cost per silver equivalent ounce sold increased from $28.62 in Q3 to $36.92 in Q4 and consolidated AISC increased from $35.62 in Q3 to $46.42 in Q4. The increase occurred despite higher production, as silver equivalent ounces sold decreased 3% quarter over quarter and several operations reported higher unit costs. San Lucas and Zimapán were the main contributors to the increase: at San Lucas, ore purchase costs rose in line with higher silver and zinc prices under its margin-based sourcing model, while at Zimapán both cash cost and AISC increased as the operation continued mine development and plant improvement work focused improving recoveries and concentrate quality. Porco and Caballo Blanco also reported higher cost per ounce as less ounces were sold and the operating mix outweighed otherwise stable production.

The Bolívar operation’s costs had favourable results, cash cost per silver equivalent ounce sold decreased by 9% and AISC decreased 6% due to improved throughput, grades and recoveries quarter over quarter. Even with the higher consolidated cost profile, Q4 remained economically better than in Q3 as the average realized price per ounce of silver equivalent sold increased to $55.19, compared with AISC of $46.42, implying an average margin of $8.77 per silver equivalent ounce sold versus $4.51 in Q3.

Bolivar Mine Operating Results

Bolivar Production Table (3)	2025 Q4	2025 Q3	Change Q4 vs Q3	2025 YTD	2024 YTD	Change ‘25 YTD vs ‘24 YTD
Material Processed (tonnes milled)	63,267	52,023	22%	232,448	284,634	(18%)
Silver Equivalent Produced (ounces) (1)	565,694	420,612	34%	2,374,121	3,630,036	(35%)
Silver Equivalent Sold (payable ounces) (2)	378,140	281,420	34%	1,983,106	3,298,649	(40%)

Production
Silver (ounces)	202,193	132,146	53%	1,059,846	1,828,098	(42%)
Zinc (tonnes)	3,973	3,186	25%	14,367	19,395	(26%)
Lead (tonnes)	187	104	80%	674	1,326	(49%)

Average Grade
Silver (g/t)	108	89	22%	158	218	(28%)
Zinc (%)	6.75	6.61	2%	6.73	7.48	(10%)
Lead (%)	0.40	0.31	28%	0.41	0.64	(36%)

Metal Recovery
Silver (%)	92	89	3%	90	92	(2%)
Zinc (%)	93	93	(0%)	92	91	1%
Lead (%)	74	64	16%	71	73	(3%)

Cash Cost of Production per Tonne ($/t) (4)	121.15	139.93	(13%)	108.46	122.34	(11%)
Cash Cost per Silver Equivalent Ounce Sold ($/oz) (4)	31.34	34.51	(9%)	20.29	18.72	8%
All-in Sustaining Cash Cost per Silver Equivalent Ounce Sold ($/oz) (4)	47.88	50.89	(6%)	27.78	21.54	29%

(1)	Silver Equivalent Produced (ounces) have been calculated using prices of $31.41/oz, $2,775.53/ton and $2,085.90/ton for silver, zinc and lead respectively applied to the metal production divided by the silver price as stated here.
(2)	Silver Equivalent Sold (payable ounces) have been calculated using the Average Realized Price per Ounce of Silver Equivalent Sold applied to the payable metal content of the concentrates sold from the Bolivar, Porco, the Caballo Blanco Group, and San Lucas in 2024.
(3)	Bolivar is presented at 100% whereas the Company records 45% of revenues and expenses in its consolidated financial statements.
(4)	The Company reports non-GAAP measures, which include Cash Cost of Production per Tonne, Cash Cost per Silver Equivalent Ounce Sold and All-in Sustaining Cash Cost per Silver Equivalent Ounce Sold. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” section below for definitions.

The Bolivar Mine has been active for more than 200 years. The current mine complex consists of an underground mine, 1,100 t/d milling facility, tailings storage facility, maintenance workshop, shaft-winder, water treatment plants, supplies warehouse, main office, hospital, and camp.

The Bolivar mine operates in two main areas: the Central Zone, an extension of the original ore deposit that runs deeper, and the Rosario Zone, a parallel area with its own separate entrance.

Currently the mine produces about 19,000 tonnes of ore per month, and 840 meters of combined primary and secondary development each month. At the same time, ore from the San Lucas feed sourcing business is providing production flexibility and allowing the mill to operate efficiently.

The Bolívar mill has operated continuously since 1993, receiving feed from two main sources: the Bolívar Mine, which supplies approximately 70%, and toll feed sourced through the San Lucas feed sourcing business, contributing the remaining 30%. The mill processes each feed type separately, enabling precise analysis and reporting for each. Different reagent strategies are applied to each source due to the presence of pyrrhotite in the San Lucas feed, which is generally absent in the Bolívar mine feed.

Bolivar Mine Operating Results (continued)

2025 YTD vs 2024 YTD

For the year ended December 31, 2025, Bolívar’s results were materially affected by the water inflow event that occurred in mid-May 2025 and restricted access to the Pomabamba and Nané higher-silver-grade areas for a significant portion of the year. Tonnes processed decreased 18% year over year and silver equivalent production decreased 35%, while silver production declined 42%. The annual reduction was driven principally by lower silver head grades, partially offset by relatively stable metallurgical recoveries.

Recovery activities continued through the second half of 2025 and advanced in line with the established recovery plan. Q4 performance improved meaningfully versus Q3, reflecting better access, higher grades and stronger recoveries, and management continues to expect a gradual recovery of the affected areas during 2026 consistent with the mine plan. Progress to date has been encouraging. For 2026, the operational priority at Bolívar is to continue restoring access to the affected zones, recover silver head grades and progressively normalize production sequencing.

Q4 2025 vs Q3 2025

In Q4 2025, ore processed at Bolívar increased by 22% compared to Q3 2025, reflecting improved access and operating conditions as recovery activities advanced at the Pomabamba and Nané areas. Silver equivalent production increased by 34%, driven by higher throughput, a 22% increase in silver head grades and a 3% improvement in silver recoveries. Silver production increased by 53% quarter over quarter, while zinc and lead production rose by 25% and 80%, respectively, consistent with improved stope availability and the mining sequence.

Recovery efforts at the affected mining areas continued throughout Q4 2025 and advanced in line with the established recovery plan. While operating conditions improved materially compared to Q3 2025, access to the highest-grade portions of the Pomabamba and Nané veins remained partially restricted during Q4 2025. Notwithstanding these constraints, production from the Pomabamba and Nané veins increased month-over- month during Q4 2025, reflecting improved grades and silver recoveries, as a growing proportion of ore was sourced from these higher-silver-grade structures.

Porco Mine Operating Results

Porco Production Table (3)	2025 Q4	2025 Q3	Change Q4 vs Q3	2025 YTD	2024 YTD	Change ‘25 YTD vs ‘24 YTD
Material Processed (tonnes milled)	51,416	49,161	5%	197,231	204,585	(4%)
Silver Equivalent Produced (ounces) (1)	330,176	318,694	4%	1,377,234	1,762,341	(22%)
Silver Equivalent Sold (payable ounces) (2)	155,338	242,697	(36%)	1,006,027	1,540,699	(35%)

Production
Silver (ounces)	82,047	92,001	(11%)	400,486	645,250	(38%)
Zinc (tonnes)	2,727	2,488	10%	10,675	12,044	(11%)
Lead (tonnes)	108	103	5%	504	795	(37%)

Average Grade
Silver (g/t)	61	71	(14%)	77	117	(34%)
Zinc (%)	5.66	5.43	4%	5.77	6.28	(8%)
Lead (%)	0.28	0.30	(6%)	0.36	0.51	(29%)

Metal Recovery
Silver (%)	81	82	(1%)	82	84	(2%)
Zinc (%)	94	93	1%	94	94	(0%)
Lead (%)	74	69	7%	70	76	(8%)

Cash Cost of Production per Tonne ($/t) (4)	91.01	90.27	1%	79.39	105.81	(25%)
Cash Cost per Silver Equivalent Ounce Sold ($/oz) (4)	39.78	29.76	34%	24.16	23.77	2%
All-in Sustaining Cash Cost per Silver Equivalent Ounce Sold ($/oz) (4)	49.52	36.30	36%	28.95	27.54	5%

(1)	Silver Equivalent Produced (ounces) have been calculated using prices of $31.41/oz, $2,775.53/ton and $2,085.90/ton for silver, zinc and lead respectively applied to the metal production divided by the silver price as stated here
(2)	Silver Equivalent Sold (payable ounces) have been calculated using the Average Realized Price per Ounce of Silver Equivalent Sold applied to the payable metal content of the concentrates sold from the Bolivar, Porco, the Caballo Blanco Group, and San Lucas in 2024.
(3)	Porco is presented at 100% whereas the Company records 45% of revenues and expenses in its consolidated financial statements.
(4)	The Company reports non-GAAP measures, which include Cash Cost of Production per Tonne, Cash Cost per Silver Equivalent Ounce Sold and All-in Sustaining Cash Cost per Silver Equivalent Ounce Sold. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” section below for definitions

The Porco Mine has been in operation for nearly 500 years. The complex consists of an underground mine, milling facility, maintenance workshop, tailing storage facility, water treatment plant, supplies warehouse, main office, two hospitals and Yancaviri Camp.

The mine produces approximately 17,000 tonnes of ore, and on average realizes 600 meters of total development per month. The mine is comprised of two production areas. Hundimiento uses long hole mechanized mining methods to exploit the deeper extension of the primary vein complex, and the Central zone which is conventionally mined using more selective shrinkage stoping. The milling facility is sourced by the mine feed (approximately 60%), and the toll feed from the San Lucas feed sourcing business (40%).

2025 YTD vs 2024 YTD

For the year ended December 31, 2025, Porco processed 197,231 tonnes, 4% below 2024, and produced 1.38 million silver equivalent ounces, 22% lower year over year. Silver production declined 38%, reflecting lower silver head grades as mine sequencing continued to prioritize zinc zones, while zinc production decreased 11% and zinc recoveries remained stable at 94%. The annual operating profile is consistent with Porco’s role as the Company’s smallest mine and a predominantly zinc-oriented operation.

For 2026, management’s focus at Porco is on zinc production and operating stability. The objective is to maintain consistent throughput and metallurgical performance in the zinc-dominant areas in order to support steadier revenue generation and reduce quarterly volatility.

Porco Mine Operating Results (continued)

Q4 2025 vs Q3 2025

Porco reported a 10% increase in zinc production compared to the previous quarter, driven by higher head grades and stable throughput. Zinc recoveries remained strong at 94%, reflecting consistent metallurgical performance. Silver production declined as mining continued to focus on zinc-rich zones, consistent with the mine plan and Porco’s role as a predominantly zinc-producing underground operation.

Caballo Blanco Group Operating Results

Caballo Blanco Group Production Table	2025 Q4	2025 Q3	Change Q4 vs Q3	2025 YTD	2024 YTD	Change ‘25 YTD vs ‘24 YTD
Material Processed (tonnes milled)	63,067	62,221	1%	234,709	275,273	(15%)
Silver Equivalent Produced (ounces) (1)	730,108	707,465	3%	2,782,260	3,018,705	(8%)
Silver Equivalent Sold (payable ounces) (2)	392,362	530,408	(26%)	2,035,431	2,600,400	(22%)

Production
Silver (ounces)	289,446	294,524	(2%)	1,192,022	1,220,757	(2%)
Zinc (tonnes)	4,409	4,131	7%	16,063	18,606	(14%)
Lead (tonnes)	769	722	7%	2,573	2,316	11%

Average Grade
Silver (g/t)	156	160	(2%)	170	153	11%
Zinc (%)	7.39	7.14	4%	7.28	7.30	(0%)
Lead (%)	1.51	1.45	4%	1.34	1.11	21%

Metal Recovery
Silver (%)	91	92	(1%)	93	90	3%
Zinc (%)	95	93	2%	94	93	2%
Lead (%)	81	80	1%	82	76	8%

Cash Cost of Production per Tonne ($/t) (3)	78.83	69.44	14%	65.44	98.87	(34%)
Cash Cost per Silver Equivalent Ounce Sold ($/oz) (3)	26.45	18.32	44%	16.26	21.09	(23%)
All-in Sustaining Cash Cost per Silver Equivalent Ounce Sold ($/oz) (3)	37.65	22.34	69%	20.89	24.58	(15%)

(1)	Silver Equivalent Produced (ounces) have been calculated using prices of $31.41/oz, $2,775.53/ton and $2,085.90/ton for silver, zinc and lead respectively applied to the metal production divided by the silver price as stated here.
(2)	Silver Equivalent Sold (payable ounces) have been calculated using the Average Realized Price per Ounce of Silver Equivalent Sold applied to the payable metal content of the concentrates sold from the Bolivar, Porco, the Caballo Blanco Group, and San Lucas in 2024.
(3)	The Company reports non-GAAP measures, which include Cash Cost of Production per Tonne, Cash Cost per Silver Equivalent Ounce Sold and All-in Sustaining Cash Cost per Silver Equivalent Ounce Sold. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” section below for definitions

Following a thorough examination of the Don Diego milling facility processing performance, Caballo Blanco Group made a strategic adjustment in Q3 to improve metal recovery and concentrate value. Previously, the milling facility handled ore from three mines: Colquechaquita, Tres Amigos, and Reserva. A recent evaluation revealed that processing a blend of ores exclusively from Colquechaquita and Tres Amigos at Don Diego significantly improved silver recovery in the lead concentrate. This enhancement adds greater value to the lead concentrate and generates additional revenue for the Company. The process modification is consistent with our goal of enhancing efficiencies by improving metal recoveries and concentrate value.

Ore from the Reserva mine will now be processed and blended with ore from the San Lucas ore sourcing business to improve overall operating efficiency. The initial results of this adjustment reveal significant gains in silver in lead concentrate recovery, prompting management to adopt this new processing approach as the standard going forward. This revised operational framework will help both Caballo Blanco and San Lucas achieve more consistent recovery performance and maximize the value of its mineral resources.

Caballo Blanco Group Mine Operating Results (continued)

2025 YTD vs 2024 YTD

For the year ended December 31, 2025, Caballo Blanco processed 234,709 tonnes and produced 2.78 million silver equivalent ounces, decreases of 15% and 8%, respectively, compared with 2024. Silver production was broadly stable year over year (-2%), as higher annual silver head grades and improved recoveries substantially offset lower throughput. Lead production increased 11%, while zinc production decreased 14%. Year-over-year comparability is also affected by the 2024 operating reorganization that redirected Reserva ore to San Lucas beginning in Q3 2024.

Caballo Blanco continued to be the Company’s most efficient operation on both a cash cost per silver equivalent ounce sold and AISC basis. For 2026, management’s priority is to preserve, sustain and further deepen those efficiencies through disciplined mine sequencing, plant stability and continued focus on metallurgical performance.

Q4 2025 vs Q3 2025

Caballo Blanco increased ore processed compared to Q3 2025, resulting in a 3% increase in silver equivalent production. Silver production remained stable, while zinc and lead output increased by 7% each, supported by higher head grades and strong recoveries. Results reflect solid operational performance and continued adherence to the mine plan.

San Lucas Group Operating Results

San Lucas Group Production Table	2025 Q4	2024 Q3	Change Q4 vs Q3	2025 YTD	2024 YTD	Change ‘24 YTD vs. ‘23 YTD
Material Processed (tonnes milled)	105,587	100,550	5%	387,805	341,649	14%
Silver Equivalent Produced (ounces) (1)	1,095,945	986,403	11%	3,881,319	3,949,992	(2%)
Silver Equivalent Sold (payable ounces) (2)	833,017	719,714	16%	2,939,466	3,163,910	(7%)

Production
Silver (ounces)	366,600	326,873	12%	1,308,128	1,344,242	(3%)
Zinc (tonnes)	7,729	7,032	10%	27,419	28,042	(2%)
Lead (tonnes)	699	575	22%	2,264	1,924	18%

Average Grade
Silver (g/t)	135	126	7%	127	147	(13%)
Zinc (%)	8.20	7.86	4%	7.89	9.01	(12%)
Lead (%)	0.97	0.90	8%	0.91	0.88	3%

Metal Recovery
Silver (%)	80	80	(0%)	83	83	(1%)
Zinc (%)	89	89	(0%)	90	91	(2%)
Lead (%)	68	63	8%	64	64	1%

Cash Cost of Production per Tonne ($/t) (3)	288.52	191.05	51%	182.85	184.43	(1%)
Cash Cost per Silver Equivalent Ounce Sold ($/oz) (3)	39.75	34.40	16%	28.93	24.81	17%
All-in Sustaining Cash Cost per Silver Equivalent Ounce Sold ($/oz) (3)	44.80	38.57	16%	32.37	26.72	21%

(1)	Silver Equivalent Produced (ounces) have been calculated using prices of $31.41/oz, $2,775.53/ton and $2,085.90/ton for silver, zinc and lead respectively applied to the metal production divided by the silver price as stated here.
(2)	Silver Equivalent Sold (payable ounces) have been calculated using the Average Realized Price per Ounce of Silver Equivalent Sold applied to the payable metal content of the concentrates sold from the Bolivar, Porco, the Caballo Blanco Group, and San Lucas in 2024.
(3)	The Company reports non-GAAP measures, which include Cash Cost of Production per Tonne, Cash Cost per Silver Equivalent Ounce Sold and All-in Sustaining Cash Cost per Silver Equivalent Ounce Sold. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” section below for definitions.

The San Lucas feed sourcing business utilizes the excess production capacity of each of the milling facilities in Bolivia to produce concentrate. Feed is sourced from independent organized mining groups with whom San Lucas has negotiated agreements outlining methodology for valuation and purchase as well as validating the source of the feed and methods used in extraction. Once the ore material is sampled and the purchase is finalized, it is blended and processed. Starting from Q3 2024, the operating results of the Reserva mine are included in the San Lucas results because all ore produced by the Reserva mine is sold to the San Lucas feed sourcing business to achieve optimal recoveries.

Generally, the ore from the San Lucas feed sourcing business is campaigned through each milling facility and kept separate from mine feeds. Across the three milling facilities, the approximate distribution used by San Lucas to process third-party ore is 44% at Porco, 22% at Don Diego, and 34% at Bolívar. The feed volume and grade are variable and challenging to forecast; however, the consistent and fair business structure offered by our San Lucas feed sourcing business appeals to local miners. By working with a medium- to long-term perspective, we enhance the consistency of the ore, and additional agreements are currently being negotiated to increase feed sourced.

San Lucas Group Operating Results (continued)

2025 YTD vs 2024 YTD

For the year ended December 31, 2025, San Lucas processed 387,805 tonnes, 14% more than in 2024, while silver equivalent production was broadly stable at 3.88 million ounces (-2%). The higher throughput reflects San Lucas’s role as a flexible feed sourcing platform for the Company’s plants. Silver and zinc production were modestly lower year over year, while lead production increased 18%, supported by feed mix. Annual comparisons are also affected by the inclusion of Reserva ore within San Lucas starting in Q3 2024.

San Lucas continued to play a strategic role in keeping plants fully utilized across the group, supporting fixed-cost absorption and cost efficiency while generating meaningful revenue and attractive margins through its margin-based sourcing model. For 2026, management expects San Lucas to remain an important contributor to mill utilization, commercial flexibility and overall group profitability.

Q4 2025 vs Q3 2025

San Lucas continued to play a strategic role in Q4 2025, with ore processed up 5% from the prior quarter. Silver equivalent production increased by 11%, driven by higher throughput and improved head grades, while recoveries remained stable. The operation’s flexible, margin-based sourcing model continued to support group-level mill utilization.

Zimapan Mine

Zimapan Production Table	2025 Q4	2025 Q3	Change Q4 vs Q3	2025 YTD	2024 YTD	Change ‘25 YTD vs ‘24 YTD
Material Processed (tonnes milled)	222,703	222,629	(0%)	893,067	849,764	5%
Silver Equivalent Produced (ounces) (1)	1,017,096	991,643	3%	3,984,086	3,812,220	5%
Silver Equivalent Sold (payable ounces) (2)	649,079	699,865	(7%)	2,970,701	3,486,063	(15%)

Production
Silver (ounces)	403,321	396,385	2%	1,638,198	1,680,033	(2%)
Zinc (tonnes)	5,008	4,744	6%	18,771	16,311	15%
Lead (tonnes)	1,237	1,099	13%	5,080	5,458	(7%)
Copper (tonnes)	287	331	(13%)	1,126	1,057	7%

Average Grade
Silver (g/t)	80	77	4%	78	82	(4%)
Zinc (%)	2.89	2.90	(0%)	2.74	2.46	11%
Lead (%)	0.72	0.67	8%	0.73	0.75	(4%)
Copper (%)	0.26	0.29	(10%)	0.26	0.29	(11%)

Metal Recovery
Silver (%)	70	72	(3%)	73	75	(4%)
Zinc (%)	78	73	6%	77	78	(2%)
Lead (%)	78	74	5%	78	85	(8%)
Copper (%)	50	52	(3%)	49	43	14%

Cash Cost of Production per Tonne ($/t) (3)	71.44	60.47	18%	66.30	60.64	9%
Cash Cost per Silver Equivalent Ounce Sold ($/oz) (3)	42.17	27.74	52%	30.27	22.04	37%
All-in Sustaining Cash Cost per Silver Equivalent Ounce Sold ($/oz) (3)	50.52	34.50	46%	37.38	26.10	43%

(1)	Silver Equivalent Produced (ounces) have been calculated using prices of $31.41/oz, $2,775.53/ton, $2,085.90/ton and $9,762.69/ton for silver, zinc, lead and copper respectively applied to the metal production divided by the silver price as stated here.
(2)	Silver Equivalent Sold (payable ounces) have been calculated using the Average Realized Price per Ounce of Silver Equivalent Sold applied to the payable metal content of the concentrates sold from Zimapan in 2024.
(3)	The Company reports non-GAAP measures, which include Cash Cost of Production per Tonne, Cash Cost per Silver Equivalent Ounce Sold and All-in Sustaining Cash Cost per Silver Equivalent Ounce Sold. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” section below for definitions.

The Zimapan operation produces feed from the Carrizal and Monte mines, which are connected by a 7.4-kilometre underground access and haulage tunnel which terminates at the San Francisco process plant. Mining methods used include long hole and cut and fill stoping. The plant processes about 72,000 tonnes per month and produces three concentrates using differential flotation. Tailings Storage Facility and other support facilities are located adjacent and downstream of the plant location.

Zimapan Mine Operating Results (continued)

2025 YTD vs 2024 YTD

For the year ended December 31, 2025, Zimapán processed 893,067 tonnes, 5% more than in 2024, and produced 3.98 million silver equivalent ounces, 5% higher year over year. The increase was driven mainly by higher zinc production (+15%) on stronger grades, which more than offset a modest decrease in silver production (-2%). Throughput remained stable to higher, confirming Zimapán’s role as the Company’s highest-volume operation.

Cost performance remained under pressure during the year, with cash cost per silver equivalent ounce sold and AISC increasing relative to 2024, as the operation continued mine development and plant improvement work. For 2026, the principal operating priority at Zimapán is to improve metallurgical recoveries and concentrate quality. Capital has already been allocated toward this objective, which is particularly important at Zimapán given its scale and the direct impact that recoveries and concentrate quality have on revenue.

Q4 2025 vs Q3 2025

Zimapán delivered strong results throughput in Q4 2025, with silver equivalent production increasing by 3% from Q3 2025. Zinc production increased by 6%, supported by higher head grades and improved recoveries. Silver production remained stable, reflecting consistent plant performance.

Other Properties

Soracaya is an approximately eight-hectare exploration asset located approximately 200 km south south-west of Potosi and 4.4 km from the San Vincente mine (owned by Pan American Silver). Verification of the resource to NI 43-101 standards is currently in progress as well as some claim maintenance work underground.

Qualified Person and Technical Disclosures

All scientific and technical disclosure contained in this MD&A was reviewed and approved by Garth Kirkham P.Geo. an independent consultant to the Company, is a qualified person under NI 43-101 and has approved the scientific and technical information contained within this news release.

Production at the Zimapan Mine is not supported by a feasibility study on mineral reserves demonstrating economic or technical viability or any other independent economic study under NI 43-101. Accordingly, there is increased uncertainty and higher economic and technical risks of failure associated with production operations at the Zimapan Mine. Production and economic variables may vary considerably due to the absence of a complete and detailed site analysis according to and in accordance with NI 43- 101. Project failure may adversely impact the Company’s future profitability.

Overview of Financial Results

Quarters ended December 31, 2025 and 2024

	2025 Q4	2024 Q4	Change ‘25 Q4 vs ‘24 Q4

Revenues	102,784	81,669	26%

Mine operating costs
Cost of sales	(65,019)	(52,557)	24%
Depreciation, depletion and amortization	(5,766)	(3,863)	49%
Reversal of impairment on MPP&E	4,088	-	100%
Gross profit	36,087	25,249	43%

General and administrative expenses	(6,976)	(6,095)	14%
Share-based compensation expense	227	27	741%
Operating income	29,338	19,181	53%

Finance costs	(9,970)	(523)	1806%
Foreign exchange gain (loss)	(11,482)	2,966	(487%)
Income before tax	7,886	21,624	(64%)

Income tax expense	(12,436)	(8,782)	42%
Net income for the period	(4,550)	12,842	(135%)

Other comprehensive income that may be reclassified subsequently to net income or loss:
Unrealized gain (loss) on marketable securities	42	-	100%
Currency translation differences	(791)	(2,131)	(63%)
Comprehensive income (loss) for the period	(5,299)	10,711	(149%)

Net income (loss) per share:
Basic	(0.05)	0.14
Diluted	(0.05)	0.14

Weighted average number of common shares:
Basic	91,431,323	88,963,885
Diluted	93,759,237	89,588,885

Revenues for the quarter ended December 31, 2025 were $102,784, an increase of $21,115 compared to Q4 2024. The increase was primarily due to an increase in the average realized price of silver equivalent sold from $31.77 in Q4 2024 to $55.19 in Q4 2025, offset by a decrease in silver ounces in the current quarter.

Cost of sales for the quarter ended December 31, 2025 was $65,019, an increase of $12,462 compared to Q4 2024. The increase was mainly driven by or San Lucas, which operates a margin-based sourcing model, as higher silver and zinc prices in the fourth quarter increased ore purchase costs.

Depreciation, depletion and amortization for the quarter ended December 31, 2025 was $5,766, an increase of $1,903 compared with Q4 2024. This movement was primarily due to a greater depletion of mineral properties in Bolivia, arising from the increase to the properties’ cost basis from continued development and change to the reclamation obligation estimate.

General and administrative expenses for the quarter ended December 31, 2025 were $881 higher compared to Q4 2024, driven by greater inflation and surcharges recognized for outstanding payables to the Mexican tax authority for historical balances that are being settled in 2026.

Share-based compensation expense for the quarter ended December 31, 2025 was $200 higher than in Q4 2024 due to greater fair values of underlying equity awards granted between the periods driven by the increase in the Company’s share price.

Overview of Financial Results for the quarters ended December 31, 2025 and 2024 (continued)

Finance costs for the quarter ended December 31, 2025 were $9,970, an increase of $9,447 compared to Q4 2024. The change was primarily attributed to the loss recognized from the quarterly change in fair value of the contingent value rights, driven by increased zinc prices during the quarter and significantly increased forward prices.

Foreign exchange loss for the quarter ended December 31, 2025 was $11,482, a decrease of $14,448 from a gain of $2,966 in Q4 2024. The decrease was mainly due to the depreciation of the Boliviano between quarters, resulting in losses from the revaluation of monetary items on the balance sheet.

Income tax expense for the quarter ended December 31, 2025 was $12,436, an increase of $3,654 compared to Q4 2024. The increase was mainly due to higher revenues in the quarter compared to Q4 2024 and the recognition of a valuation allowance on certain deferred tax asset balances derived from Bolivian operations and an increase in the tax value of MPP&E balances primarily driven by the appreciation of the Mexican Peso against the US dollar.

Year ended December 31, 2025 and 2024

	2025 YTD	2024 YTD	Change ‘25 YTD vs ‘24 YTD

Revenues	326,382	282,987	15%

Mine operating costs
Cost of sales	(199,493)	(206,055)	(3%)
Depreciation, depletion and amortization	(21,577)	(19,706)	9%
Reversal of impairment on MPP&E	4,088	-	100%
Gross profit	109,400	57,226	91%

General and administrative expenses	(22,305)	(24,307)	(8%)
Share-based compensation expense	(2,042)	(105)	1845%
Operating income	85,053	32,814	159%

Gain on adjustment to consideration payable	-	133,255	(100%)
Finance costs	(12,368)	(18,232)	(32%)
Foreign exchange gain	2,015	44,199	(95%)
Income before tax	74,700	192,036	(61%)

Income tax expense	(32,478)	(27,552)	18%
Net income for the period	42,222	164,484	(74%)

Other comprehensive income that may be reclassified subsequently to net income or loss:
Unrealized gain (loss) on marketable securities	331	-	100%
Currency translation differences	(605)	(105)	476%
Comprehensive income for the period	41,948	164,379	(74%)

Net income (loss) per share:
Basic	0.47	1.86
Diluted	0.46	1.85

Weighted average number of common shares:
Basic	89,849,385	88,438,988
Diluted	92,197,091	89,063,988

Revenues for the year ended December 31, 2025 were $326,382, an increase of $43,395 compared to 2024. The increase is driven primarily by an increase in the average realized price per ounce of silver equivalent ounce sold from $28.74 in 2024 to $39.00 in 2025, offset by a decrease in silver ounces in the current year.

Overview of Financial Results for the year ended December 31, 2025 and 2024 (continued)

Cost of sales for the year ended December 31, 2025 was $199,493, a decrease of $6,562 compared to 2024. The decrease was due to the change in exchange rate effective January 1, 2025, by using the Bank rate instead of the Official rate to record BOB denominated transactions. With the impact of the reduction of the exchange rate, the change between periods was primarily attributed to a decrease in consumables and materials, mining and plant maintenance costs, and mining royalties expense. The impact was offset by increased ore purchase costs at San Lucas from higher silver and zinc prices towards the end of the year and increases in in operating costs in Mexico.

Depreciation, depletion and amortization for the year ended December 31, 2025 was $21,577, an increase of $1,871 compared to 2024. This change was primarily due to an increase in mineral properties depletion in Bolivia, consistent with the reasons as described in the quarterly movement above.

General and administrative expenses for the year ended December 31, 2025 was $22,305, a decrease of $2,002 compared to 2024. This decrease was mainly attributable to the impact of the change in exchange rate on salaries in Bolivia, offset by greater inflation and surcharges recognized for outstanding payables to the Mexican tax authority for historical balances that are being settled in 2026.

Share based compensation expense for the year ended December 31, 2025 was $2,042, an increase of $1,937 compared to 2024 due to greater fair values of underlying equity awards granted between the periods driven by the increase in the Company’s share price that occurred during the year.

Finance costs for the year ended December 31, 2025 was $12,368, a decrease of $5,864 compared to 2024. The change was mainly due to an increase in other finance income recognized in Bolivia driven by an increase in the interest income generated from VAT receivable balances due to higher inflation adjustment than previous years. These increases were offset by a greater year-over-year change in the fair value of the contingent value rights, consistent with the reasoning for the quarterly movement discussed above.

Foreign exchange gain for the year ended December 31, 2025, was $2,015 compared to $44,199 in the year ended December 31, 2024. The decrease was due to changing the exchange rate that is being used to record BOB denominated transactions by using the Bank rate instead of the Official rate.

Income tax expense for the year ended December 31, 2025 was $32,478, an increase of $4,926 compared to 2024. The increase is primarily due to the 15% increase in revenues year over year and an increase in the deferred tax liability generated from mineral properties caused by the impairment reversal.

Summary of Quarterly Results

The following table presents selected financial information for each of the most recent eight quarters:

	2025				2024
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues	102,784	79,989	73,295	70,314	81,669	78,244	70,485	52,589
Mine operating costs	66,697	59,823	48,007	42,455	56,419	62,522	54,629	52,190
Gross profit	36,087	20,166	25,288	27,859	25,250	15,722	15,856	399
Operating expenses	(6,749)	(7,213)	(5,306)	(5,079)	(6,068)	(6,592)	(6,806)	(4,946)
Net income (loss)	(4,550)	16,344	20,977	9,451	12,842	17,534	1,449	132,659
Net income (loss) per share – basic and diluted (1)	(0.05)	0.05	0.06	0.03	0.06	0.05	0.00	0.38

(1)	The basic and fully diluted calculations result in the same value due to the anti-dilutive effect of outstanding stock options and warrants for all quarters.

The Company’s quarterly results vary based on the silver equivalent ounces sold per period together with the average realized silver price for the period. In Q1 2024 the Company recorded a one-time gain on adjustment to consideration payable of $133,255 after entering into the Term Sheet with Glencore.

Liquidity, Capital Resources and Contractual Obligations

Liquidity

As at December 31, 2025, the Company had cash & cash equivalents of $44,267 (December 31, 2024 - $35,721). The Company’s cash is not exposed to liquidity risk and there is no restriction on the ability of the Company to use these funds to meet its obligations. The Company also has $22,462 of marketable securities, which consist of liquid holdings of US treasury bills and treasury notes that can be readily sold to be converted into cash. The securities are held with Stifel bank which uses a portion of the holdings as collateral for the Standby Letters of Credit that were issued to Banco BISA and Banco Credito de Bolivia (see note 11(a) of the audited consolidated financial statements). Although the securities held can be readily converted to cash, they are restricted to the extent that the amounts serve as collateral. The Standy Letter of credit issued to Banco BISA is for $10,000 and expires on May 26, 2026. The standby letter of credit issued to Banco Credito de Bolivia is for $5,800 and expires on March 26, 2026, and automatically renews each year the amount held as collateral has been classified as non-current.

For the year ended December 31, 2025, the Company reported net income of $42,222 (December 31, 2024 – net income of $164,484). As at December 31, 2025, the Company had working capital of $63,688 (December 31, 2024 - working capital of $46,296).

The Company has a consideration payable balance outstanding for the acquisition of the Sinchi Wayra and Illapa operations which occurred in 2022. The consideration payable consisted of a base purchase price obligation and contingent value rights (“CVR”) obligation. The base purchase price obligation was fully paid in the third quarter of 2025, only the contingent value rights remain outstanding. The CVR has not resulted in any payments to date because the price of zinc has not reached the levels that would trigger a payment (greater than $3,850 per tonne).

At December 31, 2025, the Company has non-current loans payable of $1,344 (December 31, 2024 - $3,137), and non-current consideration payable to Glencore of $20,243 (December 31, 2024 - $34,783).

Credit Facilities and Borrowings

The Company has a secured credit facility denominated in Bolivian Bolivianos with Banco BISA S.A. of BOB 55,000 ($6,579), which is comprised of a revolving credit facility of BOB 48,800 ($5,837) for the financing of mining operations and working capital with a fixed interest rate between 6.0% and 10.00% per annum.

The Company also has an unsecured revolving credit facility for working capital requirements and a loan guarantee with Banco de Crédito de Bolivia S.A. for a total of BOB 48,020 ($5,744). The credit facility has a weighted average fixed interest rate of 6.0% and 10.00% per annum and the weighted average interest rate on the loan guarantee facility is 2.0%.

On February 20, 2025, the Company completed an offering of BOB 70,000 ($8,373) in promissory notes under its San Lucas Promissory Notes Issuance program. The San Lucas Promissory Notes Issuance program allows the Company to issue up to BOB 140,000 ($16,746) in the Bolivian stock market (Bolsa Boliviana de Valores). The notes are denominated in Bolivian Bolivianos and have a 6.50% interest rate and a maturity date of February 15, 2026 and are unsecured. The notes were fully repaid on February 15, 2026. On August 8, 2025, the Company completed a second offering of BOB 70,000 ($8,373) under the program. The notes under the second offering have an interest rate of 7.00% and a maturity date of June 15, 2026.

On February 14, 2026 the Company obtained an unsecured 6 month working capital term loan for BOB 17,150 ($2,051) with a fixed interest rate of 9.95% with repayment of interest and principal at the end of the term from Banco Mercantil Santa Cruz S.A. On March 17, 2026 obtained an unsecured 6 month working capital term loan for BOB 14,000 ($1,675) with a fixed interest rate of 10% with repayment of interest and principal at the end of the term from Banco Bisa S.A.

On December 30, 2024, the Financial System Supervisory Authority (ASFI) authorized the San Lucas Bonds Program. The San Lucas Bonds program allows the Company to issue up to $40,000 of unsecured bonds in the Bolivian Stock market (Bolsa Boliviana de Valores), the bonds can be denominated in USD or Bolivian Bolivianos. As at March 27, 2026, no bonds have been issued under the program.

Liquidity, Capital Resources and Contractual Obligations (continued)

Cash Flow

The Company’s cash flows from operating, investing, and financing activities during the year ended December 31, 2025, are summarized as follows:

	Year ended December 31,
	2025	2024
Cash flow
Cash generated by operating activities	79,110	54,432
Cash (used by) provided by investing activities	(92,439)	(20,922)
Cash (used by) provided by financing activities	21,737	(2,546)
Increase in cash	8,408	30,964
Effect of exchange rate on cash held in foreign currencies	138	(190)
Cash, beginning of the period	35,721	4,947
Cash, end of period	44,267	35,721

Operating Activities

Operating cash flow for the year increased by $24,678 compared to 2024. Higher operating cash flow was primarily driven by a higher average realized price of silver equivalent sold of $39.00 during the year compared to $28.74 in 2024. This was offset by an increase in income taxes paid, and an increase in non-cash working capital. Working capital changes were mainly related to an increase of ending inventory balance, primarily in San Lucas as a result of higher silver prices at the end of the year driving the cost of inventory of the margin operations.

Investing Activities

Cash used in investing activities increased by $71,517 compared to 2024. Capital expenditures for the year increased by $8,000 compared to 2024. This increase was mainly attributed to higher expenditures in Mexico, as capital continues to be allocated to Zimapan to improve metallurgical recoveries and concentrate quality.

During the year, the Company began to invest in marketable securities. The securities are held with Stifel which uses a portion of the holdings as collateral for the Standby Letters of Credit that were issued to Banco BISA and Banco Credito de Bolivia. The Company spent $34,262 on the purchases of such marketable securities, net of $12,131 in proceeds from disposals during the year.

The Company used cash of $40,000 to exercise the accelerated payment option and fully settled the base purchase price liability amount outstanding from the acquisition of the Company’s Bolivian operations.

Financing Activities

For the year ended December 31, 2025, financing activities provided $21,737, compared to the use of $2,546 in 2024. During the year ended December 31, 2025, the Company received $72,956 from the proceeds of loans and repaid $54,939 on those loans and lease liabilities, compared to $59,218 and $62,405 respectively during 2024.

Proceeds from the exercise of stock options were $3,721, compared to $641 in 2024.

Capital Resources

The Company’s objective when managing capital is to maintain financial flexibility to continue as a going concern while optimizing growth and maximizing returns of investments from shareholders.

The Company monitors its capital structure and based on changes in operations and economic conditions, may from time to time adjust the structure by repurchasing shares, issuing new shares, issuing new debt or retiring existing debt. The Company prepares an annual budget and quarterly forecasts to facilitate the management of its capital requirements. The annual budget is approved by the Company’s Board of Directors.

The Company is not subject to any externally imposed capital requirements with the exception of compliance with covenants for the Trafigura Loan Facility and the San Lucas Promissory Notes Issuance program. The Company is fully compliant with all financial covenants stipulated in the agreement.

Liquidity, Capital Resources and Contractual Obligations (continued)

Contractual Obligations

The expected maturity of the Company’s contractual obligations as at December 31, 2025 are outlined below:

	<1 year	1 - 2 years	2 - 5 years	>5 years	Total
	$	$	$	$	$
Trade payables and accrued liabilities	47,402	7,167	-	-	54,569
Consideration payable - CVR & additional payments	1,697	4,644	13,147	9,035	28,523
Loans payable	50,642	1,344	-	-	51,986
Lease payments	854	-	-	-	854
	100,595	13,155	13,147	9,035	135,932

Liquidity Outlook

The Company believes that the cash on hand, combined with expected operating cash flows, will be sufficient to meet operating requirements as they arise for at least the next 12 months. With respect to longer term capital expenditure funding requirements, the Company believes that cash flow from its existing operations, available credit through existing debt facilities and access to debt and capital markets is adequate and will enable the Company to maintain an appropriate overall liquidity position. The Company continues to assess financing alternatives, including equity or debt or a combination of both, to fund future growth.

Off-balance Sheet Arrangements

The Company has not entered into any material off-balance sheet arrangement such as guarantee contracts, contingent interests in assets transferred to unconsolidated entities or derivative financial obligations.

Transactions with Related Parties

During the three and twelve months ended December 31, 2025 and 2024, the Company incurred the following charges for directors, officers, and other members of key management of the Company, as well as for companies controlled by directors and officers of the Company:

	Three months ended December 31,		Twelve months ended December 31,
	2025	2024	2025	2024
Management and consulting fees	803	1,818	2,723	2,806
Share-based compensation	(546)	(52)	1,655	61
	257	1,766	4,378	2,867

Of the $803 in management and consulting fees incurred with related parties during the three months ended December 31, 2025, $61 (2024 - $100) was related to directors’ fees and $742 (2024 - $1,718) was related to management fees.

Key management includes directors of the Company, the CEO, the CFO, the Executive Chairman, and other members of key management. Other than the amounts disclosed above, there was no other compensation paid or payable to key management for employee services for the reported periods.

Subsequent Events

Refer to note 11 of the audited consolidated financial statements for the year ended December 31, 2025 for a description of the subsequent event related to the settlement of the Trafigura loan facility (note 11(b)) & the settlement of promissory notes (note 11(d)) and obtaining two new working capital term loans (note 11(c)) that occurred subsequent to December 31, 2025.

Material Accounting Estimates and Judgments

The Company’s critical accounting judgements and estimates have been consistently applied with those presented in Note 5 of the audited annual consolidated financial statements for the years ended December 31, 2025 and 2024 and are supplemented by the changes described below:

Determination of Exchange rate for Bolivian operations

The Sinchi Wayra and Illapa operations are located in Bolivia and sales revenue from the Bolivian operations is denominated and settled in USD but most operating expenses are denominated in BOB. The functional currency of the Bolivian subsidiaries is USD and has not changed since acquisition. Since the operations were acquired in 2022 through to the end of fiscal 2024, the Company used the official exchange rate published by the Central Bank of Bolivia to record all transactions denominated in BOB: this exchange rate has been fixed at 6.96 BOB/USD since 2009.

The spread between the official exchange rate (the “Official rate”) and the Bank rate used to acquire BOB has widened progressively and is no longer a temporary situation. Management expects that the spread will continue due to macroeconomic fundamentals. Recording BOB denominated expenses at the Official rate is no longer appropriate and to better present the economic substance of BOB denominated transactions, management has changed its approach to using a spot rate that is in line with the Bank rate.

As defined in IAS 21 – The effects of changes in foreign exchange rates, the BOB is exchangeable. However, because there is no availability of the currency at the Official rate it is more appropriate to determine the spot rate that is the actual exchange rate that is being used to purchase BOB. Management has applied an estimation technique to determine the spot exchange rate used for translating transactions denominated in BOB. This estimated rate (the “Bank rate”) is based on the average of weekly quotations obtained from commercial banks which reflects the rate at which an orderly exchange transaction takes place at the measurement date between market participants under the prevailing economic conditions.

The Official rate of 6.96 BOB/USD was used to record transactions denominated in BOB since the acquisition of the Bolivian operations until December 31, 2024. Starting January 1, 2025, the Bank rate has been used to record transactions denominated in BOB. The average Bank rate for the year ended December 31, 2025 was 11.92 BOB/USD. All monetary assets and liabilities outstanding as at December 31, 2025 have been translated using the Bank spot rate of 8.36 BOB/USD. The exchange rate is management’s estimate of the USD value of transactions denominated in BOB. Accordingly, comparative figures which were translated using the Official rate have not been restated as the change in estimate is only applied prospectively.

Accounting Policies Including Changes in Accounting Policies and Initial Adoption

The company acquired Treasury Bills and Treasury Notes during the year ended December 31, 2025. These instruments are financial assets and will be carried at fair value through other comprehensive income (FVTOCI). The instruments are classified as Marketable Securities in the statement of financial position. The instruments at FVTOCI are initially recognized at fair value plus transaction costs. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTOCI are recognized in other comprehensive income (loss). When the securities mature or are sold the cumulative realized gains and losses are recognized through profit and loss as Finance Costs.

The remainder of the accounting policies applied in the preparation of these consolidated financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2024, and reflect all the adjustments necessary for fair presentation in accordance with IFRS.

Financial Instruments and Other Instruments

December 31, 2025	Amortized cost	FVTPL	FVTOCI	Total
	$	$	$	$
Financial assets
Cash and cash equivalents	44,267	-	-	44,267
Marketable securities	-	-	22,462	22,462
Trade and other receivables	22,977	20,371	-	43,348
	67,244	20,371	22,462	110,077
Financial liabilities
Trade payables and accrued liabilities	54,569	-	-	54,569
Consideration payable	-	20,243	-	20,243
Loans payable	51,986	-	-	51,986
Other liabilities	23,598	-	-	23,598
	130,153	20,243	-	150,396

December 31, 2024	Amortized cost	FVTPL	FVTOCI	Total
Financial assets
Cash and cash equivalents	35,721	-	-	35,721
Trade and other receivables	24,462	17,402	-	41,864
	60,183	17,402	-	77,585
Financial liabilities
Trade payables and accrued liabilities	47,389	-	-	47,389
Consideration payable	34,625	10,158	-	44,783
Loans payable	19,569	-	-	19,569
Other liabilities	24,125	-	-	24,125
	125,708	10,158	-	135,866

The categories of the fair value hierarchy that reflect the inputs to valuation techniques used to measure fair value are as follows:

●	Level 1: Quoted prices in active markets for identical assets or liabilities;
●	Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and
●	Level 3: Inputs for the asset or liability based on unobservable market data.

The carrying values of cash, other receivables, and trade payables and accrued liabilities approximate their fair values because of their short-term nature.

Marketable securities consist of US treasury notes and US treasury bills which are held as part of the Company’s cash position and liquidity management strategy. The marketable securities are measured at fair value using level 1 inputs, the unrealized gain/loss is recorded as other comprehensive income and once the securities are sold or mature the corresponding gain/loss is recorded as finance income/cost.

The securities are held with Steifel bank which uses a portion of the holdings as collateral for the Standby Letters of Credit that were issued to Banco BISA and Banco Credito de Bolivia (see note 11(a) of the audited consolidated financial statements). Although the securities held can be readily converted to cash they are restricted to the extent that the amounts serve as collateral. The Standy Letter of credit issued to Banco BISA is for $10,000 and expires on May 26, 2026. The standby letter of credit issued to Banco Credito de Bolivia is for $5,800 and expires on March 26, 2026, and automatically renews each year. Since the standby letter of credit to Banco Credito de Bolivia will renew indefinitely, the amount held as collateral has been classified as non-current.

Trade receivables are measured at fair value using Level 2 inputs. The fair value of trade receivables is measured based on inputs other than quoted prices for the underlying commodity prices (silver, lead, zinc, copper) to which the receivable relates as the trade receivables are provisionally priced at the time of sale.

Financial Instruments and Other Instruments (continued)

The fair value of the loans payable for disclosure purposes is determined using discounted cash flows based on the expected amounts and timing of future cash flows discounted using a market rate of interest adjusted for appropriate credit risk.

The levels in the fair value hierarchy into which the Company’s financial assets and liabilities that are measured and recognized on the consolidated statements of financial position at fair value on a recurring basis were categorized as follows:

	December 31, 2025			December 31, 2024
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
	$	$	$	$	$	$
Assets
Marketable securities	22,462	-	-	-	-	-
Trade and other receivables	-	20,371	-	-	17,402	-
	22,462	20,371	-	-	17,402	-

Liabilities
Consideration payable	-	-	20,243	-	-	10,158
	-	-	20,243	-	-	10,158

The majority of the Company’s trade receivables arose from provisional concentrate sales and are valued using quoted market prices based on the forward London Metal Exchange for silver, zinc and lead and the London Bullion Market Association P.M. fix for silver.

The methodology and assessment of inputs for determining the fair value of financial assets and liabilities as well as the levels of hierarchy for the Company’s financial assets and liabilities measured at fair value remains unchanged from that as at December 31, 2024.

The Company has exposure to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s trade receivables.

The Company has concentrate contracts to sell the zinc and lead concentrates produced by all of the Company’s mines and the San Lucas trading business. Concentrate contracts are a common business practice in the mining industry. The terms of the concentrate contracts may require the Company to deliver concentrate that has a value greater than the payment received at the time of delivery, thereby introducing the Company to credit risk of the buyers of concentrates. Should any of these counterparties not honour purchase arrangements, or should any of them become insolvent, the Company may incur losses for products already shipped and be forced to sell its concentrates on the spot market or it may not have a market for its concentrates and therefore its future operating results may be materially adversely impacted. At December 31, 2025, the Company had receivable balances associated with buyers of its concentrates of $20,371 (December 31, 2024 - $17,402). The Company’s concentrate is sold to well-known concentrate buyers.

The following financial assets represent the maximum credit risk to the Company:

	December 31, 2025	December 31, 2024
	$	$
Cash	44,267	35,721
Marketable securities	22,462	-
Trade and other receivables	43,348	41,864

Financial Instruments and Other Instruments (continued)

Management constantly monitors and assesses the credit risk resulting from its concentrate sales, trading counterparties and customers. With the exception to the above, the Company believes it is not exposed to significant credit risk.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages its liquidity risk by continuously monitoring forecasted and actual cash flows. The Company has in place a rigorous planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans. The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and short-term investments, and its committed loan facilities.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following tables summarize the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments on an undiscounted basis:

	<1 year	1 - 2 years	2 - 5 years	>5 years	Total
	$	$	$	$	$
Trade payables and accrued liabilities	47,402	7,167	-	-	54,569
Consideration payable - CVR & additional payments	1,697	4,644	13,147	9,035	28,523
Loans payable	50,642	1,344	-	-	51,986
Lease payments	854	-	-	-	854
	100,595	13,155	13,147	9,035	135,932

Currency risk

The Company reports its financial statements in USD; however, the Company operates in jurisdictions that utilize other currencies. As a consequence, the financial results of the Company’s operations as reported in USD are subject to changes in the value of the USD relative to local currencies. Since the Company’s sales are denominated in USD and a portion of the Company’s operating costs and capital spending are in local currencies, the Company is negatively impacted by strengthening local currencies relative to the USD and positively impacted by the inverse.

The sensitivity of the Company’s net income to changes in the exchange rate between the US dollar and the Bolivian boliviano, the US dollar and the Mexican peso and the US dollar and the Canadian dollar, respectively, would be as follows: a 1% change in the US dollar exchange rate relative to the Bolivian boliviano would change the Company’s net income by approximately $540, a 1% change in the US dollar exchange rate relative to the Mexican peso would change the Company’s net income by approximately $151, and a 1% change in the US dollar exchange rate relative to the Canadian dollar would change the Company’s net income by approximately $(77).

Financial Instruments and Other Instruments (continued)

The Company’s financial assets and liabilities as at December 31, 2025 are denominated in Canadian dollars, US dollars, Bolivian bolivianos and Mexican pesos and translated to US dollars as follows:

	CAD	BOB	USD	MXN	Total
	$	$	$	$	$
Financial assets
Cash	2,024	21	41,468	754	44,267
Marketable securities	-	-	22,462	-	22,462
Trade and other receivables	24	21,694	21,532	98	43,348
	2,048	21,715	85,462	852	110,077

Financial liabilities
Trade payables and accrued liabilities	728	35,040	5,944	12,857	54,569
Consideration payable	-	-	20,243	-	20,243
Loans payable	-	49,464	2,522	-	51,986
Other liabilities	-	10,675	10,124	2,799	23,598
	728	95,179	38,833	15,656	150,396
Net financial assets (liabilities)	1,320	(73,464)	46,629	(14,804)	(40,319)

Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. As at December 31, 2025, the Company’s exposure to interest rate risk on interest bearing liabilities is limited to its consideration payable, debt facilities and lease liabilities. Based on the Company’s interest rate exposure at December 31, 2025, a change of 1% increase or decrease of market interest rate would impact the Company’s income or loss by approximately $529.

Price risk

Metal price risk is the risk that changes in metal prices will affect the Company’s income or the value of its related financial instruments. The Company derives its revenue from the sale of silver, zinc, lead and copper. The Company’s sales are directly dependent on metal prices that have shown significant volatility and are beyond the Company’s control. Consistent with the Company’s mission to provide equity investors with exposure to changes in precious metal prices, the Company’s current policy is to not hedge the price of precious metal.

Outstanding Share Data

As at the date of this report, the Company has 92,401,115 common shares issued and outstanding, 1,352,289 common shares issuable under stock options, 335,666 common shares issuable under restricted share units, 125,000 common shares issuable under performance share units, 168,750 common shares issuable under deferred share units.

Internal Controls over Financial Reporting and Disclosure Controls and Procedures

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and that required information is gathered and communicated to the Company’s management so that decisions can be made about the timely disclosure of that information.

The Company’s management is responsible for establishing and maintaining adequate internal controls over financial reporting. Any system of internal controls over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, the Company’s management cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgements in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost- effective control system, misstatements due to error or fraud may occur and not be detected.

Non-GAAP Measures

The Company has included certain non-GAAP performance measures throughout this MD&A, including Cash Cost per Silver Equivalent Ounce Sold, Cash Cost of Production per Tonne, All-in Sustaining Cash Cost (“AISC”) per Silver Equivalent Ounce Sold, Average Realized Price per Ounce of Silver Equivalent Sold, and Adjusted EBITDA each as defined in this section.

These performance measures are employed by the Company to measure its operating and financial performance internally, to assist in business decision-making, and provide key performance information to senior management. The Company believes that, in addition to conventional measures prepared in accordance with International Financial Reporting Standards (“IFRS® Accounting Standards”), as issued by the International Accounting Standards Board (“IASB”), certain investors and other stakeholders also use these non-GAAP measures as information to evaluate the Company’s operating and financial performance. As there are no standardized methods of calculating these non-GAAP measures, the Company’s methods may differ from those used by others and, accordingly, the Company’s use of these measures may not be directly comparable to similarly titled measures used by others. Accordingly, these non-GAAP measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Cash Cost per Silver Equivalent Ounce Sold, All-in Sustaining Cash Cost (“AISC”) per Silver Equivalent Ounce Sold, and Cash Cost of Production per Tonne

The non-GAAP measures of cash cost per silver equivalent ounce sold and cash cost of production per tonne are used by the Company to manage and evaluate operating performance at respective mining operations and are widely reported in the silver mining industry as benchmarks for performance, but do not have a standardized meaning. Cash costs are calculated based on the cash operating costs at the respective mining operations and, in the case of cash cost per silver equivalent ounce sold, also include the third party concentrate treatment, smelting and refining cost.

Management of the Company believes that the Company’s ability to control the cash cost per silver equivalent ounce produced and cash cost of production per tonne are two of its key performance drivers impacting both the Company’s financial condition and results of operations. Having a low cash cost of production per tonne, when taken in connection with effective management of mining dilution, will improve the cash cost per silver equivalent ounce produced. Having a low-cost base per silver equivalent ounce of production allows the Company to continue operating during times of declining commodity prices and provides more flexibility in responding to changing market conditions. In addition, low-cost operations offer a better opportunity to generate positive cash-flows, which improves the Company’s financial condition.

The Company believes these measures provide investors and analysts with useful information about the Company’s underlying cash costs of operations and are relevant metrics used to understand the Company’s operating profitability and ability to generate cash-flow.

To facilitate a better understanding of these measures as calculated by the Company, the following table provides a detailed reconciliation between the cash cost of production per tonne, cash cost per silver equivalent ounce sold, and the Company’s operating expenses as reported in the Company’s consolidated statements of income (loss) and comprehensive income (loss) contained in the respective financial statements for the referenced periods.

AISC is a non-GAAP measure and was calculated based on guidance provided by the World Gold Council (“WGC”) in September 2013. WGC is not a regulatory industry organization and does not have the authority to develop accounting standards for disclosure requirements. Other mining companies may calculate AISC differently as a result of differences in underlying accounting principles and policies applied, as well as differences in definitions of sustaining versus development capital expenditures.

AISC is a more comprehensive measure than cash cost per ounce for the Company’s operating performance by providing greater visibility, comparability and representation of the total costs associated with producing silver from its mining operations.

The Company defines sustaining capital expenditures as, “costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output without resulting in an increase in the life of assets, future earnings, or improvements in recovery or grade. Sustaining capital includes costs required to improve/enhance assets to minimum standards for reliability, environmental or safety requirements.”

Consolidated AISC includes total production cash costs incurred at the Company’s mining operations, which forms the basis of the Company’s total cash costs. Additionally, the Company includes sustaining capital expenditures, corporate general and administrative expense, sustaining share-based payments (if any), and reclamation cost accretion. AISC for Bolivia Consolidated and Zimapan do not include certain corporate and non-cash items such as corporate general and administrative expense and sustaining share-based payments.

The Company believes that this measure represents the total sustainable costs of producing silver from current operations and provides the Company and other stakeholders of the Company with additional information of the Company’s operational performance and ability to generate cash flows. As the measure seeks to reflect the full cost of silver production from current operations, new project capital and expansionary capital at current operations are not included. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included.

Non-GAAP Measures (continued)

Cash Cost per Silver Equivalent Ounce Sold, All-in Sustaining Cash Cost (“AISC”) per Silver Equivalent Ounce Sold, and Cash Cost of Production per Tonne (continued)

The following tables provide a detailed reconciliation of these measures to our operating expenses, as reported in our consolidated financial statements.

	Three Months Ended December 31, 2025
	Bolivar (1)	Porco (1)	Caballo Blanco Group	San Lucas Group	Zimapan	Corporate/ other	Total (1)
Cost of sales	11,081	5,706	9,490	30,048	18,074	-	74,399
Transportation and other selling cost	(1,518)	(954)	(1,795)	(2,637)	(1,352)	-	(8,256)
Royalty	(1,397)	(557)	(1,700)	(1,510)	(166)	-	(5,330)
Inventory change	(501)	484	(1,023)	4,563	(647)	-	2,876
Cash Cost of Production (A)	7,665	4,679	4,972	30,464	15,910	-	63,689
Cost of sales	11,081	5,706	9,490	30,048	18,074	-	74,399
Concentrate treatment, smelting and refining cost	771	473	889	3,067	9,296	-	14,496
Cash Cost of Silver Equivalent Sold (B)	11,852	6,179	10,379	33,115	27,370	-	88,895
Sustaining capital expenditures	5,003	517	2,851	2,108	3,981	-	14,460
General and administrative expenses	1,062	688	1,301	2,004	1,314	1,099	7,467
Accretion of decommissioning and restoration provision	186	308	243	95	124	-	957
All-in Sustaining Cash Cost (C)	18,104	7,692	14,774	37,322	32,789	1,099	111,779
Material processed (tonnes milled) (D)	63,267	51,416	63,067	105,587	222,703	-	506,040
Silver Equivalent Sold (payable ounces) (E)	378,140	155,338	392,362	833,017	649,079	-	2,407,936
Cash Cost per Silver Equivalent Ounce Sold (B/E)	31.34	39.78	26.45	39.75	42.17	-	36.92
All-in Sustaining Cash Cost per Silver Equivalent Ounce Sold (C/E)	47.88	49.52	37.65	44.80	50.52	-	46.42
Cash Cost of Production per tonne (A/D)	121.15	91.01	78.83	288.52	71.44	-	125.86

(1)	Information for Bolivar and Porco is presented at 100% and financial information will not tie to the consolidated financial statements as the Company records 45% of Bolivar and Porco.

	Three Months Ended December 30, 2024
	Bolivar (1)	Porco (1)	Caballo Blanco Group	San Lucas Group	Zimapan	Corporate/ other	Total(1)
Cost of sales	12,390	7,459	8,573	23,069	15,078	-	66,569
Transportation and other selling cost	(2,017)	(1,263)	(1,808)	(1,881)	(952)	-	(7,921)
Royalty	(1,828)	(844)	(1,093)	(873)	(57)	-	(4,695)
Inventory change	(133)	(122)	(1,044)	1,326	(1,533)	-	(1,506)
Cash Cost of Production (A)	8,412	5,230	4,628	21,641	12,536	-	52,447
Cost of sales	12,390	7,459	8,573	23,069	15,078	-	66,569
Concentrate treatment, smelting and refining cost	2,115	1,129	1,760	910	4,808	-	10,722
Cash Cost of Silver Equivalent Sold (B)	14,505	8,588	10,333	23,979	19,886	-	77,291
Sustaining capital expenditures	2,103	1,765	1,741	2,683	2,966	-	11,258
General and administrative expenses	469	304	359	2,112	143	3,457	6,844
Accretion of decommissioning and restoration provision	168	270	(88)	222	120	-	692
All-in Sustaining Cash Cost (C)	17,245	10,927	12,345	28,996	23,115	3,457	96,085
Material processed (tonnes milled) (D)	69,411	53,702	60,776	92,369	216,883	-	493,141
Silver Equivalent Sold (payable ounces) (E)	777,765	345,675	629,937	847,411	852,103	-	3,452,891
Cash Cost per Silver Equivalent Ounce Sold (B/E)	18.65	24.84	16.40	28.30	23.34	-	22.38
All-in Sustaining Cash Cost per Silver Equivalent Ounce Sold (C/E)	22.17	31.61	19.60	34.22	27.13	-	27.83
Cash Cost of Production per tonne (A/D)	121.19	97.39	76.15	234.29	57.80	-	106.35

(1)	Information for Bolivar and Porco is presented at 100% and financial information will not tie to the consolidated financial statements as the Company records 45% of Bolivar and Porco.

Non-GAAP Measures (continued)

Cash Cost per Silver Equivalent Ounce Sold, All-in Sustaining Cash Cost (“AISC”) per Silver Equivalent Ounce Sold, and Cash Cost of Production per Tonne (continued)

	Year Ended December 31, 2025
	Bolivar (1)	Porco (1)	Caballo Blanco Group	San Lucas Group	Zimapan	Corporate/ other	Total (1)
Cost of sales	35,738	21,479	28,726	77,288	67,767	-	230,999
Transportation and other selling cost	(5,460)	(4,013)	(6,299)	(8,216)	(4,918)	-	(28,906)
Royalty	(3,369)	(1,826)	(4,112)	(3,349)	(446)	-	(13,102)
Inventory change	(1,699)	17	(2,956)	5,188	(3,193)	-	(2,643)
Cash Cost of Production (A)	25,211	15,658	15,358	70,911	59,210	-	186,348
Cost of sales	35,738	21,479	28,726	77,288	67,767	-	230,999
Concentrate treatment, smelting and refining cost	4,489	2,823	4,373	7,752	22,155	-	41,592
Cash Cost of Silver Equivalent Sold (B)	40,227	24,302	33,099	85,040	89,922	-	272,591
Sustaining capital expenditures	11,184	1,887	5,097	3,895	15,603	-	37,666
General and administrative expenses	3,130	1,998	3,635	5,939	5,045	3,965	23,712
Accretion of decommissioning and restoration provision	556	941	698	286	490	-	2,972
All-in Sustaining Cash Cost (C)	55,098	29,128	42,529	95,160	111,060	3,965	336,940
Material processed (tonnes milled) (D)	232,448	197,231	234,709	387,805	893,067	-	1,945,261
Silver Equivalent Sold (payable ounces) (E)	1,983,106	1,006,027	2,035,431	2,939,466	2,970,701	-	10,934,731
Cash Cost per Silver Equivalent Ounce Sold (B/E)	20.29	24.16	16.26	28.93	30.27	-	24.93
All-in Sustaining Cash Cost per Silver Equivalent Ounce Sold (C/E)	27.78	28.95	20.89	32.37	37.39	-	30.81
Cash Cost of Production per tonne (A/D)	108.46	79.39	65.44	182.85	66.30	-	95.80

(1)	Information for Bolivar and Porco is presented at 100% and financial information will not tie to the consolidated financial statements as the Company records 45% of Bolivar and Porco.

	Year Ended December 31, 2024
	Bolivar (1)	Porco (1)	Caballo Blanco Group	San Lucas Group	Zimapan	Corporate/ other	Total(1)
Cost of sales	50,842	30,590	45,479	71,537	55,094	-	253,541
Transportation and other selling cost	(7,714)	(4,993)	(7,432)	(6,012)	(4,384)	-	(30,536)
Royalty	(6,032)	(2,991)	(4,532)	(2,926)	(196)	-	(16,677)
Inventory change	(2,273)	(958)	(6,298)	410	1,018	-	(8,101)
Cash Cost of Production (A)	34,823	21,648	27,216	63,009	51,532	-	198,227
Cost of sales	50,842	30,590	45,479	71,537	55,094	-	253,541
Concentrate treatment, smelting and refining cost	10,920	6,040	9,363	6,963	21,744	-	55,030
Cash Cost of Silver Equivalent Sold (B)	61,762	36,630	54,842	78,500	76,838	-	308,571
Sustaining capital expenditures	7,309	3,756	6,588	2,683	9,642	-	29,978
General and administrative expenses	1,362	1,060	2,067	3,131	3,979	14,738	26,337
Accretion of decommissioning and restoration provision	609	992	429	222	524	-	2,776
All-in Sustaining Cash Cost (C)	71,042	42,438	63,926	84,536	90,983	14,738	367,663
Material processed (tonnes milled) (D)	284,634	204,585	275,273	341,649	849,764	-	1,955,905
Silver Equivalent Sold (payable ounces) (E)	3,298,649	1,540,699	2,600,400	3,163,910	3,486,063	-	14,089,722
Cash Cost per Silver Equivalent Ounce Sold (B/E)	18.72	23.77	21.09	24.81	22.04	-	21.90
All-in Sustaining Cash Cost per Silver Equivalent Ounce Sold (C/E)	21.54	27.54	24,.58	26.72	26.10	-	26.09
Cash Cost of Production per tonne (A/D)	122.34	105.81	98.87	184.43	60.64	-	101.35

(1)	Information for Bolivar and Porco is presented at 100% and financial information will not tie to the consolidated financial statements as the Company records 45% of Bolivar and Porco.

Non-GAAP Measures (continued)

Average Realized Price per Ounce of Silver Equivalent Sold

Revenues are presented as the sum of invoiced revenues related to delivered shipments of zinc, lead and copper concentrates, after having deducted treatment, smelting and refining charges.

The following is an analysis of the gross revenues prior to treatment, smelting and refining charges, and shows deducted treatment, smelting and refining charges to arrive at the net reportable revenue for the period per IFRS. Gross revenues are divided by silver equivalent ounces sold to calculate the average realized price per ounce of silver equivalents sold.

Consolidated(1) Average Realized Price per Ounce of Silver Equivalent Sold

	Three months ended December 31,		Twelve months ended December 31,
	2025	2024	2025	2024
Revenues	118,397	98,968	384,893	349,848
Add back: Treatment, smelting and refining charges	14,496	10,722	41,592	55,030
Gross Revenues	132,893	109,690	426,485	404,878
Silver Equivalent Sold (ounces)	2,407,936	3,452,891	10,934,731	14,089,722
Average Realized Price per Ounce of Silver Equivalent Sold (2)	55.19	31.77	39.00	28.74
Average Market Price per Ounce of Silver per London Silver Fix	54.73	31.48	40.03	28.26

(1)	Information for Bolivar and Porco is presented at 100% and financial information will not tie to the consolidated financial statements as the Company records 45% of Bolivar and Porco.
(2)	Average Realized Price per Ounce of Silver Equivalent Sold in each reporting period is affected by mark-to-market adjustments and final settlements on concentrate shipments in prior periods. Concentrates sold to third-party smelters are provisionally priced and the price is not settled until a predetermined future date, typically one to four months after delivery to the customer, based on the market price at that time.

Bolivar(1) Average Realized Price per Ounce of Silver Equivalent Sold

	Three months ended December 31,		Twelve months ended December 31,
	2025	2024	2025	2024
Revenues	20,496	22,129	70,969	83,073
Add back: Treatment, smelting and refining charges	771	2,115	4,489	10,920
Gross Revenues	21,267	24,244	75,458	93,993
Silver Equivalent Sold (ounces)	378,140	777,765	1,983,106	3,298,649
Average Realized Price per Ounce of Silver Equivalent Sold (2)	56.24	31.17	38.05	28.49
Average Market Price per Ounce of Silver per London Silver Fix	54.73	31.48	40.03	28.26

(1)	Information for Bolivar and Porco is presented at 100% and financial information will not tie to the consolidated financial statements as the Company records 45% of Bolivar and Porco.
(2)	Average Realized Price per Ounce of Silver Equivalent Sold in each reporting period is affected by mark-to-market adjustments and final settlements on concentrate shipments in prior periods. Concentrates sold to third-party smelters are provisionally priced and the price is not settled until a predetermined future date, typically one to four months after delivery to the customer, based on the market price at that time.

Porco(1) Average Realized Price per Ounce of Silver Equivalent Sold

	Three months ended December 31,		Twelve months ended December 31,
	2025	2024	2025	2024
Revenues	7,890	9,330	35,414	38,498
Add back: Treatment, smelting and refining charges	473	1,129	2,823	6,040
Gross Revenues	8,363	10,459	38,237	44,538
Silver Equivalent Sold (ounces)	155,338	345,675	1,006,027	1,540,699
Average Realized Price per Ounce of Silver Equivalent Sold (2)	53.84	30.26	38.01	28.91
Average Market Price per Ounce of Silver per London Silver Fix	54.73	31.48	40.03	28.26

(1)	Information for Bolivar and Porco is presented at 100% and financial information will not tie to the consolidated financial statements as the Company records 45% of Bolivar and Porco.
(2)	Average Realized Price per Ounce of Silver Equivalent Sold in each reporting period is affected by mark-to-market adjustments and final settlements on concentrate shipments in prior periods. Concentrates sold to third-party smelters are provisionally priced and the price is not settled until a predetermined future date, typically one to four months after delivery to the customer, based on the market price at that time.

Non-GAAP Measures (continued)

Caballo Blanco Group Average Realized Price per Ounce of Silver Equivalent Sold

	Three months ended December 31,		Twelve months ended December 31,
	2025	2024	2025	2024
Revenues	21,586	17,590	76,707	65,872
Add back: Treatment, smelting and refining charges	889	1,760	4,373	9,363
Gross Revenues	22,475	19,350	81,080	75,235
Silver Equivalent Sold (ounces)	392,362	629,937	2,035,431	2,600,400
Average Realized Price per Ounce of Silver Equivalent Sold (1)	57.28	30.72	39.83	28.93
Average Market Price per Ounce of Silver per London Silver Fix	54.73	31.48	40.03	28.26

(1)	Average Realized Price per Ounce of Silver Equivalent Sold in each reporting period is affected by mark-to-market adjustments and final settlements on concentrate shipments in prior periods. Concentrates sold to third-party smelters are provisionally priced and the price is not settled until a predetermined future date, typically one to four months after delivery to the customer, based on the market price at that time.

San Lucas Group Average Realized Price per Ounce of Silver Equivalent Sold

	Three months ended December 31,		Twelve months ended December 31,
	2025	2024	2025	2024
Revenues	34,746	25,269	99,364	80,719
Add back: Treatment, smelting and refining charges	3,067	910	7,752	6,963
Gross Revenues	37,813	26,179	107,116	87,682
Silver Equivalent Sold (ounces)	833,017	847,411	2,939,466	3,163,910
Average Realized Price per Ounce of Silver Equivalent Sold (1)	45.39	30.89	36.44	27.71
Average Market Price per Ounce of Silver per London Silver Fix	54.73	31.48	40.03	28.26

(1)	Average Realized Price per Ounce of Silver Equivalent Sold in each reporting period is affected by mark-to-market adjustments and final settlements on concentrate shipments in prior periods. Concentrates sold to third-party smelters are provisionally priced and the price is not settled until a predetermined future date, typically one to four months after delivery to the customer, based on the market price at that time.

Zimapan Mine Average Realized Price per Ounce of Silver Equivalent Sold

	Three months ended December 31,		Twelve months ended December 31,
	2025	2024	2025	2024
Revenues	33,679	24,650	102,439	81,687
Add back: Treatment, smelting and refining charges	9,296	4,808	22,155	21,744
Gross Revenues	42,975	29,458	124,594	103,431
Silver Equivalent Sold (ounces)	649,079	852,103	2,970,701	3,486,063
Average Realized Price per Ounce of Silver Equivalent Sold (1)	66.21	34.57	41.94	29.67
Average Market Price per Ounce of Silver per London Silver Fix	54.73	31.48	40.03	28.26

(1)	Average Realized Price per Ounce of Silver Equivalent Sold in each reporting period is affected by mark-to-market adjustments and final settlements on concentrate shipments in prior periods. Concentrates sold to third-party smelters are provisionally priced and the price is not settled until a predetermined future date, typically one to four months after delivery to the customer, based on the market price at that time.

Non-GAAP Measures (continued)

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP measure in which net income is adjusted for income tax expense, interest income, interest expense, amortization and depletion, and impairment charges, foreign exchange gains or losses, unrealized losses or gains on marketable securities, share-based payments expense, accretion expense, changes in fair value of consideration payable and other non-recurring items. Foreign exchange gains or losses may consist of both realized and unrealized losses.

Under IFRS, entities must reflect in compensation expense the cost of share-based payments. In the Company’s circumstances, share-based payments can involve a significant accrual of amounts that will not be settled in cash but are settled by the issuance of shares in exchange.

The Company discloses Adjusted EBITDA to aid in understanding of the results of the Company and is meant to provide further information about the Company’s financial results to investors.

The following table provides a reconciliation of Adjusted EBITDA for the three and twelve months ended December 31, 2025 and 2024.

	Three months ended December 31,		Twelve months ended December 31,
	2025	2024	2025	2024

Net income (loss) for the period	(4,550)	12,842	42,222	164,484
Income tax expense	12,436	8,782	32,478	27,552
Interest (income)	(418)	(464)	(1,511)	(480)
Interest expense, carrying and finance charges	867	486	2,128	1,488
Reversal of impairment on mineral properties, plant and equipment	(4,088)	-	(4,088)	-
Depreciation, depletion and amortization	5,766	3,863	21,577	19,706
Foreign exchange (gain)	11,482	(2,966)	(2,015)	(44,199)
Share-based compensation expense	(227)	(27)	2,042	105
Accretion (income)	419	(282)	1,091	2,172
(Gain) on adjustment to consideration payable	-	-	-	(133,255)
Loss on remeasurement of cash flows related to CAPEX receivable	10,198	(2,070)	15,460	13,472
Other finance expense (income)	(1,096)	2,856	(4,800)	1,583
Adjusted EBITDA	30,789	23,020	104,584	52,628

Cautionary Note Regarding Forward-looking Information

Certain of the statements and information in this MD&A constitute “forward-looking information” within the meaning of applicable Canadian provincial securities laws relating to the Company and its operations. All statements, other than statements of historical fact, are forward-looking statements. When used in this MD&A, the words, “will”, “believes”, “expects”, “intents”, “plans”, “forecast”, “objective”, “guidance”, “outlook”, “potential”, “anticipated”, “budget”, and other similar words and expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: future financial or operational performance; the expected timing for release of forecasts for 2025, including our estimated production of silver, zinc, lead and copper, and for our estimated Cash Costs, AISC, capital and exploration, mine operation, general and administrative, care and maintenance expenditures; future anticipated prices for silver, zinc, lead and copper and other metals and assumed foreign exchange rates; the impacts of inflation on the Company and its operations; whether the Company is able to maintain a strong financial condition and have sufficient capital, or have access to capital, to sustain our business and operations; the timing and outcome with respect to the Company’s environmental, social and governance activities, and the Company’s corporate social responsibility activities and our reporting in respect thereof; the ability of the Company to successfully complete any capital projects, the expected economic or operational results derived from those projects, and the impacts of any such projects on the Company; the potential maximum consideration payable to Glencore pursuant to the Term Sheet; the future results of our exploration activities, anticipated mineral reserves and mineral resources; the costs associated with the Company’s decommissioning obligations; the Company’s plans and expectations for its properties and operations; and expectations with respect to the future anticipated impact of pandemics on our operations.

These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic, competitive, political, regulatory, and social uncertainties and contingencies. These assumptions, include: our ability to implement environmental, social and governance activities; tonnage of ore to be mined and processed; ore grades and recoveries; that the Company will receive all required regulatory approvals to operate; that the market price of zinc may be above certain minimum thresholds for the payment of the CVR Payments and Additional Payments; prices for silver, zinc, lead, copper remaining as estimated; currency exchange rates remaining as estimated; capital, decommissioning and reclamation estimates; our mineral reserve and mineral resource estimates and the assumptions upon which they are based; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions at any of our operations; no unplanned delays or interruptions in scheduled production; protection of our interests against claims and legal proceedings; all necessary permits, licenses and regulatory approvals for our operations are received in a timely manner and can be maintained. The foregoing list of assumptions is not exhaustive.

The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this MD&A and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, some of which are described in the “Risks Factors” section of this MD&A without limitation: fluctuations in silver, zinc, lead and copper prices; fluctuations in prices for energy inputs; fluctuations in currency markets (such as the MXN, BOB and CAD versus the USD); risks related to the technological and operational nature of the Company’s business; required regulatory approvals; changes in national and local government, legislation, taxation, controls or regulations and political, legal or economic developments in Canada, the United States, Mexico, Bolivia or other countries where the Company may carry on business, some of which might prevent or cause the suspension or discontinuation of mining activities, including the risk of expropriation related to certain of our operations, particularly in Bolivia; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological or structural formations, pressures, cave-ins and flooding); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with and claims by the local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour;

Cautionary note regarding forward-looking information (continued)

the Company’s ability to secure our mine sites or maintain access to our mine sites due to criminal activity, violence, or civil and labour unrest; that changes to the market price of zinc may affect the total consideration payable to Glencore pursuant to the omnibus agreement; the speculative nature of mineral exploration and development, including the risk of obtaining or retaining necessary licenses and permits; challenges to, or difficulty in maintaining, the Company’s title to properties and continued ownership thereof; diminishing quantities or grades of mineral reserves as properties are mined; global financial conditions; the Company’s ability to complete and successfully integrate acquisitions, and to mitigate other business combination risks; the actual results of current exploration activities, conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors; increased competition in the mining industry for properties, equipment, qualified personnel, and their costs; having sufficient cash to pay obligations as they come due; the duration and effects of the coronavirus and COVID-19 variants, and any other epidemics or pandemics on our operations and workforce, and their effects on global economies and society. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described, or intended. Investors are cautioned against attributing undue certainty or reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand Management’s current views of our near- and longer-term prospects and may not be appropriate for other purposes. The Company does not intend, and does not assume any obligation, to update or revise forward-looking statements or information to reflect changes in assumptions or in circumstances or any other events affecting such statements or information, other than as required by applicable law.

Risk Factors

The risk factors described below could materially affect the Company’s future operating results and could cause actual events and results to differ materially from those described in forward-looking statements and forward-looking information. Additional risks not presently known to us, or that we currently consider immaterial, may also impair our operations. Readers are strongly encouraged to review the following identified risks in detail.

Metal and Commodity Price Fluctuations

The majority of our revenue is derived from the sale of silver, zinc, lead and copper, and therefore fluctuations in the prices of these metals significantly affects our operations and profitability. Our sales are directly dependent on metal prices, and metal prices have historically shown significant volatility and are beyond our control. The Board of Directors continually assesses the Company’s strategy towards our metal exposure, depending on market conditions.

The prices of silver and other metals are affected by numerous factors beyond our control, including:

●	global and regional levels of supply and demand;
●	sales by government holders and other third parties;
●	metal stock levels maintained by producers and others;
●	increased production due to new mine developments and improved mining and production methods;
●	speculative activities;
●	inventory carrying costs;
●	availability, demand and costs of metal substitutes;
●	international economic and political conditions;
●	interest rates, inflation and currency values;
●	increased demand for silver or other metals for new technologies; and
●	reduced demand resulting from obsolescence of technologies and processes utilizing silver and other metals.

In addition to general global economic conditions that can have a severely damaging effect on our business in many ways, declining market prices for metals could materially adversely affect our operations and profitability. A decrease in the market price of silver, zinc, lead and copper and other metals could affect the commercial viability of our mines and production at our mining properties. Lower prices could also adversely affect future exploration and our ability to develop mineral properties and mines which would have a material adverse impact on our financial condition, results of operations and future prospects. There can be no assurance that the market prices will remain at sustainable levels.

Risk Factors (continued)

If market prices of silver, zinc, lead and copper remain below levels used in the Company’s impairment testing and resource prices for an extended period of time, the Company may need to reassess its long-term price assumptions, and a significant decrease in the long-term price assumptions would be an indicator of potential impairment, requiring the Company to perform an impairment assessment on related assets. Due to the sensitivity of the recoverable amounts to long term metal prices, as well as to other factors including changes to mine plans and cost escalations, any significant change in these key assumptions and inputs could result in impairment charges in future periods.

Foreign Operations

The Company’s production and revenues are derived from our operations in Mexico and Bolivia. As a result, we are exposed to a number of risks and uncertainties, including:

●	expropriation, nationalization, and the cancellation, revocation, renegotiation, or forced modification of existing contracts, permits, licenses, approvals, or title, particularly without adequate compensation;
●	changing political and fiscal regimes, sometimes unexpectedly or as a result of precipitous events, and economic and regulatory instability;
●	unanticipated adverse changes to constitutional rights and protections, and other laws and policies, including those relating to mineral title, royalties and taxation;
●	delays or inability to obtain or maintain necessary permits, licenses or approvals;
●	opposition to mine development projects from governments, communities, and other groups, which may include frivolous or vexatious claims, misinformation, and the potential for violence and property damage;
●	restrictions on foreign investment;
●	limitations on repatriation of operating cash flows, including legal and practical restrictions to transfer funds from and to foreign jurisdictions;
●	unreliable or undeveloped infrastructure;
●	labour unrest and scarcity;
●	human rights violations, which may include Indigenous rights claims;
●	inability of governments or governmental bodies to complete, or properly complete, consultation processes and to comply with national and international laws, protocols, standards and/or norms;
●	difficulty obtaining key equipment and components for equipment;
●	difficulty obtaining consumables and others necessary to operate our mines;
●	regulations and restrictions with respect to imports and exports;
●	high rates of inflation;
●	extreme fluctuations in currency exchange rates and restrictions on foreign exchange, currencies and repatriation;
●	inability to obtain fair dispute resolution or judicial determinations because of bias, corruption or abuse of power;
●	abuse of power of foreign governments who impose, or threaten to impose, fines, penalties or other similar mechanisms, without regard to the rule of law;
●	difficulties enforcing judgments, particularly judgments obtained in Canada or the United States, with respect to assets located outside of those jurisdictions;
●	difficulty understanding and complying with the regulatory and legal framework with respect to mineral properties, mines and mining operations, and permitting;
●	violence and the prevalence of criminal activity, including organized crime, theft and illegal mining;
●	civil unrest, terrorism and hostage taking; government, union and community pressures to maintain unprofitable operations;
●	military repression and increased likelihood of international conflicts or aggression; and
●	increased public health concerns.

Risk Factors (continued)

In 2014, the Bolivian government enacted the New Mining Law. Among other things, the New Mining Law set out a number of new economic and operational requirements relating to state participation in mining projects. Further, the New Mining Law provided that all pre-existing contracts were to migrate to one of several new forms of agreement within a prescribed period of time. As a result, we anticipate that our current Mining Joint Operations Agreement with COMIBOL relating to the Illapa Joint Operation will be subject to such migration and possible renegotiation of key terms. The migration process has been delayed by COMIBOL and has not been completed. The primary effects on the Illapa Joint Operation and our interest therein will not be known until such time as we have, if required to do so, renegotiated the existing contract, and the full impact may only be realized over time. We will take appropriate steps to protect and, if necessary, enforce our rights under our existing agreement with COMIBOL. There is, however, no guarantee that governmental actions, including possible expropriation or additional changes in the law, and the migration of our contract will not impact our involvement in the Illapa Joint Operation in an adverse way and such actions could have a material adverse effect on us and our business.

Criminal activity and violence are also prevalent in some areas that we work in. For example, violence in Mexico is well documented and has, over time, been increasing. Conflicts between the drug cartels and violent confrontations with authorities are not uncommon. Other criminal activity, such as kidnapping and extortion, is also an ongoing concern. Many incidents of crime and violence go unreported and efforts by police and other authorities to reduce criminal activity are challenged by a lack of resources, corruption and the pervasiveness of organized crime. Incidents of criminal activity could occur and might affect our employees and our contractors and their families, as well as the communities in the vicinity of our operations. Such incidents may prevent access to our mines or offices; halt or delay our operations and production; could result in harm to employees, contractors, visitors or community members; increase employee absenteeism; create or increase tension in nearby communities; or otherwise adversely affect our ability to conduct business. We can provide no assurance that possible security incidents will not have a material adverse effect on our future operations.

Although we are unable to determine the impact of these risks on our future financial position or results of operations, many of these risks and uncertainties have the potential to substantially affect our exploration, development and production activities and could therefore have a material adverse impact on our operations and profitability.

Governmental Regulation

Our operations, exploration, and development activities are subject to extensive laws and regulations in the jurisdictions in which we conduct our business, including with respect to:

●	environmental protection, including greenhouse gas emissions, biodiversity, and water, soil and air quality;
●	permitting;
●	management and use of toxic substances and explosives;
●	management and use of natural resources, including water and energy supplies;
●	management of waste and wastewater;
●	exploration, development, production, and post-closure reclamation of mines;
●	imports and exports;
●	transportation;
●	price controls;
●	taxation;
●	mining royalties;
●	labour standards, employee profit-sharing, and occupational health and safety, including mine safety regulations
●	community and Indigenous rights;
●	human rights;
●	social matters, including historic and cultural preservation, engagement and consultation, local hiring and procurement, development funds;
●	anti-corruption and anti-money laundering; and
●	data protection and privacy.

Risk Factors (continued)

The costs associated with compliance with these and future laws and regulations can be substantial, and changes to existing laws and regulations (including the imposition of higher taxes and mining royalties) could cause additional expense, capital expenditures, restrictions on or suspensions of our operations and delays in the development of our properties. In addition, the regulatory and legal framework in some jurisdictions in which we operate are outdated, unclear and at times, inconsistent.

A failure to comply with these laws and regulations, including with respect to our past and current operations, and possibly even actions of parties from whom we acquired our mines or properties, could lead to, among other things, the imposition of substantial fines, penalties, sanctions, the revocation of licenses or approvals, expropriation, forced reduction or suspension of operations, and other civil, regulatory or criminal proceedings. Other enforcement actions may include corrective measures requiring capital expenditures, the installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of such mining activities and may have civil or criminal fines or penalties imposed upon them for violations of applicable laws or regulations.

As governments continue to struggle with deficits and concerns over the effects of depressed economies, the mining and metals sector has often been identified as a source of revenue. Taxation and royalties are often subject to change and are vulnerable to increases in both poor and good economic times, especially in many resource-rich countries. The addition of new taxes, specifically those aimed at mining companies, could have a material impact on our operations and will directly affect profitability and our financial results. COVID-19 resulted in unprecedented public health measures and massive increases in government spending which caused significant long-term damage to the global and most national economies. The resulting costs to governments, increased fiscal debt, interest rates, and inflation continue to result in further taxation pressures, the impacts of which could impact our financial performance.

In April 2021, the Senate of Mexico approved the amendment of various articles of the Federal Labor Law, Social Security Law, Law of the National Workers’ Housing Fund Institute, Federal Fiscal Code, Income Tax Law and the Value Added Tax Law. These new regulations significantly limit the ability of operating companies to subcontract and outsource labour to contractors and to employ related service providers. As a consequence of this new legislation, additional employee profit sharing costs, payroll taxes and benefits costs were imposed on our operations.

Permits

We are required to obtain and renew governmental permits for the operation and expansion of existing operations or for the development, construction, and commencement of new operations. Obtaining or renewing the necessary governmental permits can be costly and involve extended timelines. We may not be able to obtain or renew permits that are necessary to our operations, or the cost to obtain or renew permits may exceed our expected recovery from a given property once in production.

Failure to obtain or maintain the necessary permits, or to maintain compliance with any permits, can result in fines, penalties, or suspension or revocation of the permits. Our ability to obtain and renew permits is contingent upon certain variables, some of which are not within our control, including, introduction of new permitting legislation, the interpretation of applicable requirements implemented by the permitting authority, the need for public consultation hearings or approvals, and political or social pressure.

Any unexpected delays, failure to obtain or renew permits, failure to comply with the terms of the permit, or costs associated with the permitting process could impede or prevent the development or operation of a mine, which could have material adverse impacts on our operations and profitability.

Risk Factors (continued)

Mining Risks and Insurance

The business of mining is generally subject to numerous risks and hazards, including environmental hazards, industrial accidents, contagious disease hazards, labour disputes, encountering unusual or unexpected geologic formations, cave-ins, flooding and periodic interruptions due to inclement or hazardous weather conditions at its existing locations. Such risks could result in damage to, or destruction of, mineral properties or producing facilities, personal injury, environmental damage, delays in mining, monetary losses and possible legal liability. The Company’s insurance will not cover all the potential risks associated with its operations. In addition, although certain risks are insurable, the Company may be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance against environmental risks (including potential for pollution or other hazards as a result of disposal of waste products occurring from exploration and production) is not generally available to the Company or to other companies within the industry on acceptable terms.

The Company carries insurance to protect against certain risks in such amounts as it considers adequate. Risks not insured against include, without limitation, environmental pollution, mine flooding or other hazards against which such companies cannot insure or against which they may elect not to insure. Losses from uninsured events may cause the Company to incur significant costs. The activities of the Company are subject to a number of challenges over which the Company has little or no control, but that may delay production and negatively impact the Company’s financial results, including: increases in energy, fuel and/or other production costs; higher insurance premiums; industrial accidents; labour disputes; shortages of skilled labour; contractor availability; unusual or unexpected geological or operating conditions; slope failures; cave-ins of underground workings; and failure of pit walls or dams. If the Company’s total production costs per ounce of silver rise above the market price of silver and remain so for any sustained period, the Company may experience losses and may curtail or suspend some or all of its exploration, development and mining activities.

Operational Risks

The ownership, operation, and development of a mine or mineral property involves significant risks and hazards which even the combination of experience, knowledge, and careful evaluation may not be able to overcome.

These risks include:

●	environmental and health hazards;
●	industrial and equipment accidents, explosions and third party accidents;
●	the encountering of unusual or unexpected geological formations;
●	ground falls and cave-ins;
●	flooding;
●	labour disruptions;
●	mechanical equipment, machinery, and facility performance problems;
●	seismic events;
●	extreme temperature variations and air quality issues underground; and
●	periodic interruptions due to inclement or hazardous weather conditions.

These risks could result in:

●	damage to, or destruction of, mineral properties or production facilities;
●	personal injury or death;
●	environmental damage and liabilities;
●	delayed production;
●	labour disruptions;
●	increased production costs;
●	asset write downs;
●	abandonment of assets;
●	monetary losses;
●	civil, regulatory or criminal proceedings, including fines and penalties, relating to health, safety and the environment;
●	community unrest, protests, and legal proceedings at local or international levels;
●	loss of social acceptance for our activities; and other liabilities.

Risk Factors (continued)

Advancements in science and technology and in mine design, methods, equipment, and training have created the possibility of reducing some of these risks, but there can be no assurances that such occurrences will not take place and that they will not negatively impact us, our operations, and our personnel.

Liabilities that we incur may exceed the policy limits of our insurance coverage or may not be insurable, in which case we could incur significant costs that could adversely impact our business, operations, profitability, or value.

Title to Assets

The validity of mining or exploration titles or claims or rights, which constitute most of our property holdings, can be uncertain and may be contested. Our properties may be subject to prior unregistered liens, agreements or transfers, Indigenous land claims, or undetected title defects. In some cases, we do not own or hold rights to the mineral concessions we mine, including some of our mining and exploration titles in Bolivia where the government has title to the concessions and our right to mine is contractual in nature. We have not conducted surveys of all the claims in which we hold direct or indirect interests and therefore, the precise area and location of such claims may be in doubt. No assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable exploration and mining titles or claims, or that such exploration and mining titles or claims will not be challenged or impugned by third parties. We may be unable to operate our properties as expected, or to enforce our rights to our properties. Any defects in title to our properties, or the revocation of our rights to mine, could have a material adverse effect on our operations and financial condition.

We operate in countries with developing mining laws, and changes in such laws could materially impact our rights or interests to our properties. We are also subject to expropriation risk in a number of countries in which we operate, including the risk of expropriation or extinguishment of property rights based on a perceived lack of development or advancement. Expropriation, extinguishment of rights and other similar governmental actions would likely have a material adverse effect on our operations and profitability.

In many jurisdictions in which we operate, legal rights applicable to mining concessions are different and separate from legal rights applicable to surface lands. Accordingly, title holders of mining concessions in many jurisdictions must agree with surface landowners on compensation in respect of mining activities conducted on such land. We do not hold title to all of the surface lands at some of our operations and rely on contracts or other similar rights to conduct surface activities.

Environmental Legislation, Regulations, and Hazards

We are subject to environmental laws and regulation in the various jurisdictions in which we operate that impose requirements or restrictions on our activities, such as mine development, water management, use of hazardous substances, reclamation, and waste transportation, storage and disposal. Compliance with environmental laws and regulations may require significant costs and may cause material changes or delays in our operations. There is no assurance that we will be in full compliance with environmental legislation at all times. Failure to comply with applicable environmental legislation could lead to adverse consequences, including expropriation, suspension or forced cessation of operations, revocation of or restrictions on permits, fines and other penalties, civil or regulatory proceedings, and, in certain circumstances, criminal proceedings. Furthermore, any such failures could increase costs and extend timelines, requiring additional capital expenditures and remedial actions. These negative consequences could significantly impact our financial condition, operations, and cash flow.

Risk Factors (continued)

Future environmental legislation could also require stricter standards and mandate increased enforcement, fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees.

Environmental hazards may exist on our properties which are currently unknown to us. We may be liable for losses associated with such hazards or may be forced to undertake extensive remedial cleanup action or to pay for governmental remedial cleanup actions, even in cases where such hazards have been caused by previous or existing owners or operators of the property, or by the past or present owners of adjacent properties, or by natural conditions. The costs of such cleanup actions may have a material adverse effect on our operations and profitability.

We are subject to environmental reclamation requirements to minimize long-term effects of mining exploitation and exploration disturbance by requiring the operating company to control possible deleterious elements and to re-establish, to some degree, pre-disturbance landforms and vegetation. These environmental reclamation requirements vary depending on the location of the property and the managing governmental agency. We are actively providing for and carrying out reclamation activities on our properties as required.

We operate four tailings storage facilities, we are conducting a third party review of all our tailings facilities. These reviews once concluded might find that the storage facilities design, construction, operation, maintenance, and monitoring activities at the tailings and water storage facilities might require further investments to meet the Canadian Dam Safety Guidelines, TSM Tailings Protocol, and known best practices. The development and update of guidelines and standards, such the Canadian Dam Association Technical Bulletin on Tailings Dam Breach Analyses and the Global Industry Standard for Tailings Management, may change requirements, costs, and ultimate capacity of our tailings facilities. Design of all of our tailings and water storage facilities includes detailed consideration of stability under static and dynamic (pseudostatic) seismic conditions to ensure exceedance of relevant safety factors. While we believe that appropriate steps have been taken to prevent safety incidents, there are inherent risks involved with tailings facilities, including among other things, seismic activity, and the ability of field investigations completed prior to construction to detect weak foundation materials. There can be no assurance that a dam or other tailings facility safety incident will not occur, and such an incident could have a material adverse effect on our operations and profitability of the Company.

In addition to increasing regulatory requirements and operational risks, claims from local communities and NGOs with respect to real or alleged environmental incidents are becoming more common and may impact operations. In the case of legitimate claims, such actions could result in injunctions, suspensions, or other work stoppages, including revocation of permits, or significant fines or awards of damages. In other cases, we may be subject to frivolous or exaggerated claims made in an effort to obstruct or prevent mining operations or to affect our reputation.

Community Action

The success of our business is, in many ways, dependent on maintaining positive and respectful relationships with communities in the areas where we work. There is an increasing level of public concern relating to the perceived effects of mining activities, particularly on communities and peoples impacted by such activities. Communities and certain NGO’s that oppose resource development have become more vocal and active with respect to the impact of mining activities. Adverse publicity related to extractive industries or specifically to the Company’s operations, could have an adverse effect on our reputation, impact our relationships with the communities in which we operate, and ultimately have a material adverse effect on our business, financial condition and results of operations. Some communities and NGOs have taken actions, such as installing road blockades, applying for injunctions for work stoppage, filing lawsuits for damages or to challenge our ownership or use of property, and intervening and participating in lawsuits seeking to cancel or revoke our rights, permits and licenses that are necessary for our operations to continue, which could materially impact our business. These actions relate not only to current activities but are often in respect of past activities by prior owners of mining properties. NGOs may also lobby governments for changes to laws, regulations and policies pertaining to mining, which, if made, could have a material adverse effect on our business, financial condition and results of operations. The manner with which we respond to

Risk Factors (continued)

civil disturbances and other activities can give rise to additional risks where those responses are perceived to be inconsistent with international standards, including those with respect to human rights.

Artisanal, or informal, mining is associated with a number of negative impacts, including environmental degradation, forced labour, child labour, human trafficking and funding of conflict. Additionally, effective local government administration is often lacking in the locations where these miners operate informally or illegally. These activities are largely unregulated and work conditions are often unsafe and present health risks to the artisanal miners and local communities, which while unrelated to our operations, may have a material impact on them. Informal miners are active on land adjacent to our Porco operation which create an additional component to risk.

The Company is continuing with the implementation of ESG, standards and internal social contribution designed to enhance our community engagement processes, drive world-class environmental practices and reinforce our commitment to the safety and health of our employees and surrounding communities. As part of these activities, we have implemented response mechanisms which help us manage our social risks by better understanding and responding to community questions or concerns around the perceived or actual impacts of our activities. While we are committed to operating in a responsible manner, there is no assurance that our efforts will be successful at mitigating adverse impacts to our operations, and we may suffer material consequences to our business, including among other things, delays and closures, increased costs, and significant reputational damage.

In Canada, recent jurisprudence has permitted foreign claimants to bring legal actions in relation to alleged human rights violations and tort claims which may have occurred in their home country. This includes the adoption of international customary law principles as actionable torts in Canada. In addition, international bodies, such as the Inter-American Commission and the Inter-American Court of Human Rights, may adopt precautionary measures or make orders for member states in respect of human rights violations that could materially impact our operations.

Developments Regarding Indigenous Peoples

Some of our operations are near areas presently or previously inhabited or used by Indigenous peoples or have communities nearby. There are many national and international laws, regulations, conventions, codes and other instruments dealing with the rights of Indigenous peoples that impose obligations on governments and entities. Many of these are complex and interwoven in application, and are integrated and applied differently by governments, communities, Indigenous peoples, and other interest groups. These may include a mandate that government consult with Indigenous peoples in the areas around our projects and mines regarding actions affecting local stakeholders, prior to granting us mining rights, permits or approvals. Applicable conventions, such as the ILO Convention 169 which has been ratified by Bolivia and Mexico, is an example of such an international convention.

The United Nations Declaration on the Rights of Indigenous Peoples (“UNDRIP”) was negotiated over a 24- year period with Indigenous peoples, member states and UN experts and was adopted by the UN General Assembly in September 2007. Canada officially endorsed UNDRIP in 2016 and in June 2021, the United Nations Declaration on the Rights of Indigenous Peoples Act (the “UNDRIP Act”) was enacted into law in Canada to align and harmonize Canadian laws with UNDRIP. The substantive impact of UNDRIP on each member states’ obligations to Indigenous peoples, including in Canada, remains uncertain, particularly with respect to the principle of free, prior and informed consent. At minimum, UNDRIP and the UNDRIP Act are likely to result in more robust consultation processes with potentially affected Indigenous peoples where projects trigger their application. Such requirements under UNDRIP and the associated application under Canadian law could impact our operations and our ability to develop new operations.

Risk Factors (continued)

New or amended laws, regulations and conventions respecting the rights of Indigenous peoples, including with respect to the acquisition and use of lands, may alter decades old arrangements or agreements made by prior owners of our mines and properties, or even those made by us in more recent years. There can be no guarantee that we have entered into all agreements with Indigenous peoples in accordance with the laws and international standards and norms governing such relationships or that future laws and actions will not have a material adverse effect on our rights or ability to explore or mine, or on our financial position, cash flow, and results of operations. Furthermore, it is not uncommon for Indigenous peoples to challenge agreements or arrangements previously entered into for various reasons. Public opposition, including opposition by NGOs, to mining activities has also increased in recent years, in part due to the perceived effects of those activities on local communities and on Indigenous peoples. There has been an increase in resort to strategic litigation supported by NGOs and other interest groups in reference to laws, regulations and conventions respecting the rights of Indigenous peoples, which if targeted at our operations, could have a material impact on the future operations of our mines.

If we cannot maintain an agreement or positive relationship with Indigenous peoples in respect of our operations, there may be significant disruptions in our operations and activities, we may be subject to legal or administrative proceedings, and we may be precluded from operating, or from continuing to operate, in such areas. There could also be significant harm to our reputation. The risks associated with operating or conducting activities in or near areas presently or previously inhabited by Indigenous peoples could further impact our ability to acquire or advance development projects and complete, or realize benefits from, future acquisitions.

Natural Disasters, Terrorist Acts, Health Crises including Pandemics, Other Disruptions or Dislocations, whether those effects are Local, Nationwide or Global

Upon the occurrence of a natural disaster, pandemic or upon an incident of war (for example, the current and ongoing conflict between Russia and Ukraine), riot or civil unrest, the impacted country, and the overall global economy, may not efficiently and quickly recover from such an event, which could have a materially adverse effect on the Company. Terrorist attacks, public health crises including epidemics, pandemics or outbreaks of new infectious diseases or viruses, and related events can result in volatility and disruption to global supply chains, operations, mobility of people, patterns of consumption and service and the financial markets, which could affect interest rates, credit ratings, credit risk, inflation, business, financial conditions, results of operations and other factors relevant to the Company.

Exploration and Development Risks

The long-term operation of our business and its profitability is dependent, in part, on the cost and success of our exploration and development programs. Mineral exploration and development is highly speculative and involves significant risks. Few properties that are explored are ultimately developed into producing mines. There is no assurance that our mineral exploration and development programs will result in discoveries of economic quantities of mineralization that are necessary for a property to be brought into commercial production. The commercial viability of a mineral deposit, once discovered, is also dependent upon a number of factors, including, among other things, (i) the particular attributes of the deposit, such as size, grade, and metallurgy; (ii) interpretation of geological data; (iii) feasibility studies; (iv) proximity to infrastructure and availability of labour, power, and water; (v) metal prices; (vi) foreign currency exchange rates; and (vii) government regulations, including regulations relating to development, taxation, royalties, import and export, and environmental protection.

The actual operating results of our projects may differ materially from those we had anticipated due to these and other factors, many of which are beyond our control. There can be no assurance that our acquisition, exploration, and development programs will yield new mineral reserves to replace or expand current mineral reserves, or that they will result in additional production. Unsuccessful exploration or development programs could have a material adverse effect on our operations and profitability.

Risk Factors (continued)

Imprecision in Mineral Reserve and Mineral Resource Estimates

Our mineral resources are estimates. No assurances can be given that the estimated levels of mineral resources are accurate, or that the estimates will result in material being produced or processed profitably. These estimates are expressions of judgment based on knowledge and experience and are based on assumptions and interpretation of available geological, geochemical and operational data and information. Valid estimates made at a given time may significantly change when new information becomes available. It may take many years from the initial phase of drilling before production occurs, and during that time, the economic feasibility of our projects may change and may ultimately prove unreliable.

Fluctuations in the market price of silver, zinc, lead and copper and other metals, as well as increased capital or production costs or reduced recovery rates, may render our mineral reserves uneconomic to develop for a particular project or result in a reduction of mineral reserves. No assurances can be given that any mineral resource estimate will ultimately be reclassified as proven or probable mineral reserves or that mineralization can be mined or processed profitably. Inferred mineral resources have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. Mineral resource estimates may also be recalculated based on actual production experience. The evaluation of mineral resources is influenced by economic and technological factors, which may change over time. If our mineral resource figures are reduced in the future, this could have an adverse impact on the Company’s future cash flows, earnings, results of operations, and financial condition.

Production and Cost Estimates

We prepare estimates of future production and future production costs for our operations. No assurance can be given that production and cost estimates will be achieved. These production and cost estimates are based on many factors and assumptions, including: the accuracy of mineral resource estimates; ground conditions and physical characteristics of ores, such as hardness and the presence or absence of particular metallurgical characteristics; equipment and mechanical availability; labour availability and productivity; access to the mine; facilities and infrastructure; sufficient materials and supplies on hand; and the accuracy of estimated rates and costs of mining and processing, including the cost of human and physical resources required to carry out our activities. Failure to achieve production or cost estimates, or increases in costs, could have an adverse impact on our future cash flows, earnings, results of operations, and financial condition.

Actual production and costs may vary from estimates for a variety of reasons, including actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the mineral resources, such as the need for sequential development of orebodies and the processing of new or different ore grades; and risks and hazards associated with mining. In addition, there can be no assurance that silver recoveries or other metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production, or that the existing known and experienced recoveries will continue. Costs of production may also be affected by a variety of factors, including ore grade metallurgy, labour costs and productivity, costs of supplies and services (such as, for example, fuel and power), general inflationary pressures, and currency exchange rates. Failure to achieve production estimates could have an adverse impact on our future cash flows, earnings, results of operations, and financial condition.

Infrastructure

Mining, processing, development, and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power, and water supply are important determinants for capital and operating costs, and sufficient and functional processing equipment and facilities are critical to our operations. The lack of availability or the delay in the availability of any one or more of these items could prevent or delay the development of our projects, result in the failure to achieve the anticipated production volume, and increase the construction costs and ongoing operating costs associated with our projects and operations. Similarly, continued improvements or replacement of existing infrastructure may require high capital investments and involve significant delays. In addition, unusual weather phenomena, sabotage, government, or other interference in the maintenance or provision of such infrastructure could adversely affect our operations and profitability.

Risk Factors (continued)

Replacement of Resources

The Bolivar, Porco, Caballo Blanco complex, San Lucas Trading Operation and Zimapan mines accounted for all of our production in 2025. Current life-of-mine plans provide for a defined production life for mining at each of our mines. There is no assurance that any of our green field or near mine exploration projects will be successful, and substantial expenditures are required to establish mineral reserves. If our mineral reserves are not replaced either by the development or discovery of additional mineral reserves and/or extension of the life-of-mine at our current operating mines or through the acquisition or development of additional producing mines, this could have an adverse impact on our future cash flows, earnings, results of operations, and financial condition, and this may be compounded by requirements to expend funds for reclamation and decommissioning.

Trading Activities and Credit Risk

The zinc, lead, and copper concentrates produced by us are sold through long-term supply arrangements to metal traders or integrated mining and smelting companies. The terms of the concentrate contracts may require us to deliver concentrate that has a value greater than the payment received at the time of delivery, thereby introducing us to credit risk of the buyers of our concentrates. Should any of these counterparties not honour supply arrangements, or should any of them become insolvent, we may incur losses for products already shipped and be forced to sell our concentrates in the spot market or we may not have a market for our concentrates and therefore our future operating results may be materially adversely impacted.

At December 31, 2025, we had receivable balances associated with buyers of its concentrates of $20,371 (2024 - $17,402).

Supplier advances for products and services yet to be provided are a common practice in some jurisdictions in which we operate. These advances represent a credit risk to us to the extent that suppliers do not deliver products or perform services as expected. As at December 31, 2025, the Company had made $14,055 of supplier advances (2024 - $5,656), which are reflected in “Prepaid expenses and deposits” on the Company’s balance sheet.

Management constantly monitors and assesses the credit risk resulting from our concentrate sales and refining arrangements. Furthermore, management carefully considers credit risk when allocating prospective sales and refining business to counterparties. In making allocation decisions, management attempts to avoid unacceptable concentration of credit risk to any single counterparty.

From time to time, we may invest in equity securities of other companies. Just as investing in the Company is inherent with risks such as those set out in this MD&A, by investing in other companies we will be exposed to the risks associated with owning equity securities and those risks inherent in the investee companies.

Taxation Risks

In addition to the risks relating to taxation discussed under the heading “Risks Related to Our Business – Governmental Regulation”, we are also exposed to other tax related risks. In assessing the probability of realizing income tax assets recognized, we make estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, we give additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. We consider relevant tax planning opportunities that are within our control, are feasible, and within management’s ability to implement. Examination by applicable tax authorities is supported based on individual facts and circumstances of the relevant tax position examined in light of all available evidence.

Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. Future changes in tax laws could also limit us from realizing the tax benefits from the deferred tax assets. We reassess unrecognized income tax assets at each reporting period.

Risk Factors (continued)

Exchange Rate Risk

We report our financial statements in USD; however, we operate in jurisdictions that utilize other currencies. As a consequence, the financial results of our operations, as reported in USD, are subject to changes in the value of the USD relative to local currencies. Since our sales are denominated in USD and a portion of our operating costs and capital spending are in local currencies, we are negatively impacted by strengthening local currencies relative to the USD and positively impacted by the inverse.

Our balance sheet contains various monetary assets and liabilities, some of which are denominated in foreign currencies. Accounting convention dictates that these balances are translated at the end of each period, with resulting adjustments being reflected as foreign exchange gains or losses on our income statement.

Liquidity Risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they come due. The volatility of the metals markets can impact our ability to forecast cash flow from operations. We must maintain sufficient liquidity to meet our short-term business requirements, taking into account our anticipated cash flows from operations, our holdings of cash, and committed loan facilities.

We manage our liquidity risk by continuously monitoring forecasted and actual cash flows. We have in place a rigorous reporting, planning and budgeting process to help determine the funds required to support our normal operating requirements on an ongoing basis and our expansion plans. We continually evaluate and review capital and operating expenditures in order to identify, decrease, and limit all non-essential expenditures.

We are required to use a portion of our cash flow to service principal and interest on debt, which will limit the cash flow available for other business opportunities. We also maintain and enter into intercompany credit arrangements with our subsidiaries in the normal course. Our ability to make scheduled principal payments, pay interest on or refinance our indebtedness depends on our future performance, our cash flows, and applicable interest rates, which directly impacts our costs of financing, and which are subject to economic, financial, competitive and other factors beyond our control. Unexpected delays in production, the suspension of our mining licenses, or other operational problems could impact our ability to service the debt and make necessary capital expenditures when the debt becomes due. If we are unable to generate such cash flow to timely repay any debt outstanding, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the capital markets, applicable interest rates, and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations. The Company’s board of directors will determine whether to pay cash dividends on its issued and outstanding shares. The declaration of dividends will depend upon the Company’s future earnings, its capital requirements, its financial condition and other relevant factors. The Company’s board does not intend to declare any dividends on its shares for the foreseeable future. It is anticipated that the Company will retain any earnings to finance the growth of its business and for general corporate purposes.

Limited Supplies and Supply Chain Disruptions

Our operations depend on an uninterrupted supply of reagents, production inputs, and other supplies and resources such as skilled personnel. Supply may be interrupted due to a shortage or the scarce nature of inputs, especially with regard to chemical reagents. Supply might also be interrupted due to transportation and logistics associated with the remote location of some of our operations, and government restrictions or regulations which delay importation of necessary items. Any interruptions to the procurement and supply of reagents, production inputs and other supplies, or the availability of skilled personnel, as well as increasing rates of inflation, could have an adverse impact on our future cash flows, earnings, results of operations, and financial condition.

Risk Factors (continued)

Competitive Conditions

The mining industry is very competitive, particularly with respect to properties that produce, or are capable of producing, silver, zinc, lead, copper and other metals. Mines have limited lives and, as a result, the Company continually seeks to replace and expand mineral reserves through the acquisition of new properties. In addition, there is a limited supply of desirable mineral lands available in areas where we would consider conducting exploration and/or production activities. Because we face strong competition for new properties from other mining companies, some of which have greater financial resources than we do, we may be unable to acquire attractive new mining properties on terms that we consider acceptable.

Competition for resources is intense, particularly affecting the availability of manpower, drill rigs, mining equipment, and production equipment. Competition in the mining business for limited sources of capital could adversely impact our ability to acquire and develop suitable silver mines, silver developmental projects, silver producing companies, or properties having significant exploration potential. As a result, there can be no assurance that our acquisition and exploration programs will yield new mineral reserves to replace or expand current mineral reserves, or that we will be able to maintain production levels in the future.

Our competitive position is largely determined by our costs compared to other producers throughout the world and our ability to maintain our financial integrity through the lows of the metal price cycles. Costs are governed to a large extent by the location, grade, and nature of mineral reserves as well as by operating and management skills. In contrast with diversified mining companies, we focus on silver and zinc production, development, and exploration, and are therefore subject to unique competitive advantages and disadvantages related to the price of silver and zinc and to a lesser extent other base metal by-products. If silver and zinc prices substantially increase, we will be in a relatively stronger competitive position than diversified mining companies that produce, develop, and explore for other minerals in addition to silver and zinc. Conversely, if silver and zinc prices substantially decrease, we may be at a competitive disadvantage to diversified mining companies.

Employee Recruitment, Retention and Human Error

Recruiting and retaining qualified personnel is critical to our success. We are dependent on the services of key executives including the Company’s Executive Chairman the President of our Bolivian operations and other highly skilled and experienced executives and personnel focused on managing our interests. The number of persons skilled in acquisition, exploration, and development of mining properties is limited and competition for such persons is intense. As our business activity grows, we will require additional key financial, administrative, and mining personnel as well as additional operations staff. There can be no assurance that we will be successful in attracting, training, and retaining qualified personnel as competition for persons with these skill sets increases. If we are not successful in attracting, training, and retaining qualified personnel, the efficiency of our operations could be impaired, which could have an adverse impact on the Company’s future cash flows, earnings, results of operations, and financial condition.

Even when efforts to attract and retain qualified personnel and consultants to manage our interests are successful, people are fallible and human error and mistakes could result in significant uninsured losses to us. These could include, but are not limited to, loss or forfeiture of mineral claims or other assets for non-payment of fees or taxes, erroneous or incomplete filings or non-fulfillment of other obligations, significant tax liabilities in connection with any tax planning effort we might undertake or mistakes in interpretation and implementation of tax laws and practices, and legal claims for errors or mistakes by our personnel.

Risk Factors (continued)

Employee Relations

Our employees and contractors are free to pursue collective bargaining and unions have been established at many of our operations. Although we have reached agreements with our various unions and place significant emphasis on maintaining positive relationships with the unions and employees, we have experienced labour strikes and work stoppages in the past. Should they occur, some labour strikes and work stoppages have the potential to materially affect our operations and thereby adversely impact our future cash flows, earnings, production, and financial conditions.

Economic Dependence

We have 2 customers that account for 100% of the concentrate and silver and zinc sales revenue. The loss of certain of these customers or curtailment of purchases by such customers could have a material adverse effect on our results of operations, financial condition, and cash flows.

General Economic Conditions

General economic conditions may adversely affect our growth, profitability and ability to obtain financing. Events in global financial markets in the past several years have had a profound impact on the global economy, particularly with the injection of monetary support and the massive increase in government debt in response to the COVID-19 pandemic since early 2020. Many industries, including the silver and zinc mining industry, have been and continue to be impacted by these market conditions. Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, inflation and significant interest rate increases, currency devaluations, high volatility in global equity, commodity, foreign exchange and precious metal markets and a lack of market confidence and liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect our growth, profitability and ability to obtain financing. A number of issues related to economic conditions could have a material adverse effect on our business, financial condition and results of operations, including:

●	inflation, volatility and other pressures in credit markets could impact the cost and availability of financing and our overall liquidity;
●	the volatility of silver, zinc, lead, copper and other metal prices would impact our revenues, profits, losses and cash flow;
●	recessionary pressures could adversely impact demand for our production;
●	volatile energy, commodity and consumables prices and currency exchange rates could impact our production costs;
●	Russia’s invasion of the Ukraine, the threat of expanded conflict in Europe and the impact on geo-political stability and the global economy; and
●	the devaluation and volatility of global stock markets could impact the valuation of our equity and other securities.

Compliance

We are subject to complex laws and regulatory regimes that differ in the various jurisdictions in which we operate and are sometimes extra-jurisdictional in application. Ensuring that such laws and regulatory requirements are understood and followed by our personnel is difficult and we may inadvertently fail to comply with such laws and requirements or they may be contravened by our personnel. We have established programs, policies, controls, training, and monitoring to reduce and mitigate risks in certain areas, including anti-corruption compliance. In this respect, we have adopted a Code of Business Conduct and Ethics, developed a training program, implemented internal controls, to identify potential risks, and taken other steps to reduce the risk of non-compliance with applicable anti-corruption laws, including in the United States and Canada. However, there is no guarantee such programs, policies, controls, training or monitoring will prevent violations of the law, particularly by individual employees or agents. Violations of such laws, particularly those relating to corruption, could lead to the imposition of substantial fines, penalties or other civil or criminal prosecution or sanctions, and could severely damage our reputation. Such fines, penalties, and sanctions, and any damage to our reputation, could have a material adverse effect on our business.

Risk Factors (continued)

Climate Change

There is significant evidence of the effects of climate change on our planet and an intensifying focus on addressing these issues. We recognize that climate change is a global challenge that may have both favorable and adverse effects on our business in a range of possible ways. Mining and processing operations are energy intensive and result in a carbon footprint either directly or through the purchase of fossil-fuel based electricity. As such, we are impacted by current and emerging policy and regulation relating to greenhouse gas emission levels, energy efficiency, and reporting of climate-change related risks. While some of the costs associated with reducing emissions may be offset by increased energy efficiency, technological innovation, or the increased demand for our metals as part of technological innovations, the current regulatory trend may result in additional transition costs at some of our operations. Governments are introducing climate-change legislation and treaties at the international, national, and local levels, and regulations relating to emission levels and energy efficiency are evolving and becoming more rigorous. Current laws and regulatory requirements are not consistent across the jurisdictions in which we operate, and regulatory uncertainty is likely to result in additional complexity and cost in our compliance efforts. Public perception of mining is, in some respects, negative and there is increasing pressure to curtail mining in many jurisdictions as a result, in part, of perceived adverse effects of mining on the environment and on local communities. Concerns around climate change may also affect the market price of our shares as institutional investors and others may divest interests in industries that are thought to have more environmental impacts. While we are committed to operating responsibly and reducing the negative effects of our operations on the environment, our ability to reduce emissions and energy and water usage by increasing efficiency and adopting new innovation is constrained by technological advancement, operational factors, and economics. Adoption of new technologies, the use of renewable energy, and infrastructure and operational changes necessary to reduce water usage may also increase our costs significantly. Concerns over climate-change, and our ability to respond to regulatory requirements and societal pressures, may have significant impacts on our operations and our reputation and may even result in reduced demand for our products.

The physical risks of climate-change could also adversely impact our operations. These risks include, among other things, extreme weather events, resource shortages, changes in rainfall and storm patterns and intensities, water shortages, changing sea levels, and extreme temperatures. Climate-related events such as mudslides, floods, droughts, and fires can have significant impacts, directly and indirectly, on our operations and could result in damage to our facilities, disruptions in accessing our sites with labour and essential materials or in shipping products from our mines, risks to the safety and security of our personnel and to communities, shortages of required supplies such as fuel and chemicals, inability to source enough water to supply our operations, and the temporary or permanent cessation of one or more of our operations. There is no assurance that we will be able to anticipate, respond to, or manage the risks associated with physical climate-change events and impacts, and this may result in material adverse consequences to our business and to our financial results.

Risk Factors (continued)

Information and Cyber Security

The secure processing, maintenance, and transmission of information and data is critical to our business. Furthermore, we and our third-party service providers collect and store sensitive data in the ordinary course of our business, including personal information of our employees, as well as proprietary and confidential business information relating to ourselves and in some cases, our customers, suppliers, investors and other stakeholders. With the increasing dependence and interdependence on electronic data communication and storage, including the use of cloud-based services and personal devices, we are exposed to evolving technological risks relating to this information and data. These risks include targeted attacks on our systems or on systems of third parties that we rely on, failure or non-availability of a key information technology systems, or a breach of security measures designed to protect our systems. While we employ security measures in respect of our information and data, including implementing systems to monitor and detect potential threats, the performance of periodic audits, and penetration testing, we cannot be certain that we will be successful in securing this information and data and there may be instances where we are exposed to malware, cyber-attacks or other unauthorized access or use of our information and data. Any data breach or other improper or unauthorized access or use of our information could have a material adverse effect on our business and could severely damage our reputation, compromise our network or systems and result in a loss or escape of sensitive information, a misappropriation of assets or incidents of fraud, disrupt our normal operations, and cause us to incur additional time and expense to remediate and improve our information systems. In addition, we could also be subject to legal and regulatory liability in connection with any such cyber-attack or breach, including potential breaches of laws relating to the protection of personal information.

Stakeholder Confidence

Our business and operations require us to develop and maintain strong and trusting relationships with key stakeholders, including local communities, Indigenous peoples, governments, unions, and other groups and institutions. Poor management of these relationships, inadequate attention to matters of importance to these stakeholders, and operating in a manner that is perceived as unethical or damaging to the environment or to people could result in an erosion of trust and confidence in us and have negative impacts on our business and our financial and operating results. It can also affect our reputation more broadly, including with shareholders, government bodies, NGOs and other interest groups, the media, and the general public. A loss of trust and confidence and negative public opinion could impact our ability to obtain permits, licenses and other approvals, impede our efforts to find growth opportunities, materially increase our costs and expenses, result in legal claims and challenges, decrease the price of our shares and create negative market sentiment, all of which could have material impacts on our business and profitability. Since 2020, the importance of ESG performance requirements, standards and reporting has increased significantly across all stakeholder groups. While the Company has in place numerous programs and commitments with respect to ESG, there is no assurance that the Company will be able to adequately address all ESG pressures and potential requirements to maintain stakeholder confidence.

Acquisitions and Integration

An element of our business strategy is to make selected acquisitions. We expect to continue to evaluate acquisition opportunities on a regular basis and intend to pursue those opportunities that we believe are in our long-term best interests. The success of our acquisitions will depend upon a number of factors, including the adequacy, completeness, analysis and interpretation of information obtained during due diligence, our ability to effectively manage the integration and operations of entities once we complete an acquisition, and our ability, in some cases, to make improvements or advancements that we anticipated.

Risk Factors (continued)

In addition to acquisitions, we might enter into joint venture, option and similar arrangements which, among other things, also require an investment in time and capital, and are subject to risks associated with due diligence matters. We also occasionally make investments in other mining companies, such as our investments in Zacatecas Silver Corp. Such arrangements may depend, in part, on other parties and may be speculative in nature or by means of payment to certain sell/purchase of certain non-strategic assets. There is no guarantee that any of these arrangements will be successful or that we will recover any capital or other investments made in relation thereto.

Accounting Policies and Internal Controls

As a publicly listed company, the Company is subject to numerous legal and accounting requirements that do not apply to private companies. The cost of compliance with many of these requirements is material. Failure to comply with these requirements can have numerous adverse consequences including, but not limited to, the Company’s inability to file required periodic reports on a timely basis, loss of market confidence, delisting of its securities and/or governmental or private actions against the Company. There can be no assurance that the Company will be able to comply with all of these requirements or that the cost of such compliance will not prove to be a substantial competitive disadvantage vis-à-vis privately held and larger public competitors.

The Company prepares its financial reports in accordance with International Financial Reporting Standards (“IFRS® Accounting Standards”), as issued by the International Accounting Standards Board (“IASB”). In the preparation of its financial reports, management may need to rely upon assumptions, make estimates or use their best judgment in determining the financial condition of the Company. Significant accounting policies are described in more detail in the Company’s audited financial statements.

In order to have a reasonable level of assurance that financial transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported, the Company has implemented and continues to analyze its internal control systems for financial reporting.

The restatements of prior period financial statements reflect the company’s efforts to ensure the accuracy of its financial reporting. These restatements resulted from identified deficiencies in internal controls over financial reporting. In response, the company has undertaken measures to strengthen its internal control environment, including the hiring of additional staff at its corporate location, improvements to the process of the preparation of the consolidated financial statements and haven taken actions to improve the coordination between the Corporate accounting function and the site accounting teams and continues to monitor and improve its controls to prevent similar issues in the future. The company remains committed to maintaining effective internal controls and transparency in its financial disclosures. Although the Company believes its financial reporting and financial statements are prepared with reasonable safeguards to ensure reliability, the Company cannot provide absolute assurance in this regard.

Litigation

The Company is party to, and may become party to, litigation from time to time in the ordinary course of business which could adversely affect its business. Should any litigation in which the Company is, or becomes involved be determined against the Company, such a decision could adversely affect the Company’s ability to continue operating, could negatively impact the value of the Common Shares, and could use significant resources. Even if the Company is involved in litigation and wins, litigation can redirect significant Company resources, including the time and attention of management and available working capital. Litigation may also create a negative perception of the Company’s brand.

Additional Information

Additional information relating to the Company is on SEDAR+ at www.sedarplus.ca.

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